UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

GSK delivers strong 2024 performance with further improvement to long-term growth outlook

Strong sales and Core EPS growth reflecting accelerating momentum in Specialty Medicines offsetting lower Vaccine sales
●	Total 2024 sales £31.4 billion +3% AER; +7% CER
●	Specialty Medicines sales +19%. HIV sales +13%. Oncology +98%. Respiratory/Immunology and Other +13%
●	Vaccines sales -4%. Shingrix +1% and Arexvy -51%
●	General Medicines sales +6%. Trelegy +27%
●	Total operating profit -33% and Total EPS -40% largely driven by £1.8 billion ($2.3 billion) charge relating to settlement of Zantac litigation
●
Core operating profit +11% (with further positive impact of +2% ex COVID) and Core EPS +10% (with further positive impact of +2% ex COVID) reflecting strong Specialty Medicines performance and disciplined increased investment in progressing the R&D portfolio

●	Cash generated from operations in the year of £8 billion with Free cash flow of £3 billion
(Financial Performance – 2024 results unless otherwise stated, growth % and commentary at CER as defined on page 50).

	2024			Q4 2024
	£m	% AER	% CER	£m	% AER	% CER
Turnover	31,376	3	7	8,117	1	4
Turnover ex COVID	31,364	4	8	8,106	1	4
Total operating profit	4,021	(40)	(33)	696	21	54
Total operating margin %	12.8%	(9.4ppts)	(8.3ppts)	8.6%	1.5ppts	3.4ppts
Total EPS	63.2p	(48)	(40)	10.1p	18	60
Core operating profit	9,148	4	11	1,431	(18)	(10)
Core operating margin %	29.2%	0.2ppts	0.9ppts	17.6%	(4.1ppts)	(2.9ppts)
Core EPS	159.3p	3	10	23.2p	(20)	(10)
Cash generated from operations	7,861	(3)		2,586	(30)

Further progress in R&D with growth prospects strengthened in all key therapeutic areas:
●	71 Specialty Medicines and Vaccines now in clinical development, including 19 in phase III/registration
●	Excellent pipeline progress in 2024 with 13 positive phase III readouts across Respiratory, Immunology & Inflammation; Oncology; HIV and Infectious Diseases
●
Continued targeted business development to support future growth: proposed acquisition of IDRx, Inc. (GI cancers); acquisition of Aiolos Bio (asthma) and new research alliance with Flagship Pioneering (Respiratory, Immunology & Inflammation), plus strengthened platform capabilities through acquisition of Elsie Biotechnologies (oligonucleotides)

●
5 major new product approvals expected in 2025 including: Blenrep (multiple myeloma) and depemokimab (severe asthma and CRSwNP(1)); plus phase III readouts: camlipixant (refractory chronic cough) and tebipenem (complicated UTI); and important pipeline catalysts: Respiratory (depemokimab COPD); Oncology (B7-H3 & B7-H4 ADCs); HIV (ULA Q4/Q6M)

Increased returns to shareholders
●	Q4 2024 dividend of 16p declared; 61p FY 2024; 64p expected for 2025
●	£2 billion share buyback programme to be implemented over the next 18 months

2025 guidance and further improvement to long-term outlooks
●	Expect 2025 turnover growth of between 3% to 5%; Core operating profit growth of between 6% to 8%; Core EPS growth of between 6% to 8%, including the expected benefit from the share buyback programme
●	2031 sales outlook increased to more than £40 billion (previously >£38 billion), reflecting late-stage pipeline progress
Guidance all at CER

Emma Walmsley, Chief Executive Officer, GSK:
“GSK delivered another year of excellent performance in 2024, with strong sales and core profit growth driven by accelerating momentum of our specialty medicines portfolio. This, together with outstanding phase III pipeline progress, means we expect another year of profitable growth in 2025, and have further improved our long-term outlook, with sales of more than £40 billion now expected by 2031. In particular, we are increasing and prioritising R&D investment to promising new long-acting and specialty medicines in Respiratory, Immunology & Inflammation, Oncology and HIV. Our outperformance and stronger balance sheet support these investments and others planned in R&D, as well as the opportunity to enhance shareholder returns through our progressive dividend and the share buyback programme which we have set out today.”

The Total results are presented in summary above and on page 7 and Core results reconciliations are presented on pages 19, 20, 22 and 23. Core results are a non-IFRS measure that may be considered in addition to, but not as a substitute for, or superior to, information presented in accordance with IFRS. The following terms are defined on pages 50-51: Core results, £% or AER% growth, CER% growth, COVID-19 solutions, turnover excluding COVID-19 solutions; and other non-IFRS measures. GSK provides guidance on a Core results basis only, for the reasons set out on page 17.  ll expectations, guidance and targets regarding future performance and dividend payments should be read together with ‘Guidance and outlooks, assumptions and cautionary statements’ on page 52. (1) CRSwNP - Chronic rhinosinusitis with nasal polyps.

2025 Guidance

GSK provides its full-year guidance at constant exchange rates (CER).

Turnover is expected to increase between 3 to 5 per cent
Core operating profit is expected to increase between 6 to 8 per cent
Core earnings per share is expected to increase between 6 to 8 per cent

This guidance is supported by the following turnover expectations for full-year 2025 at CER

Specialty Medicines	–	expected increase of a low double-digit per cent in turnover
Vaccines	–	expected decrease of a low single-digit per cent in turnover
General Medicines	–	expected to be broadly stable for turnover

Core operating profit is expected to grow between 6 to 8 per cent at CER. GSK expects to deliver leverage at a gross margin level due to improved product mix from Specialty Medicines growth and continued operational efficiencies. In addition, GSK anticipates further leverage in Operating profit as we continue to take a returns-based approach to SG&A investments. R&D is expected to increase broadly in line with sales as we invest for future growth.

Core earnings per share is expected to increase between 6 to 8 per cent at CER, in line with Core operating profit growth, reflecting higher interest charges and the tax rate which is expected to rise to around 17.5%, offset by the expected benefit of up to 1% from the share buyback programme. Expectations for non-controlling interests remain unchanged relative to 2024.

Dividend policy

The Dividend policy and the expected pay-out ratio remain unchanged. Consistent with this, and reflecting strong business performance during the quarter, GSK has declared a dividend for Q4 2024 of 16p per share and 61p per share for the full year 2024. GSK's future dividend policy and guidance regarding the expected dividend pay-out in 2025 are provided on page 36.

GSK now intends to commence a £2 billion share buyback programme, to be implemented over the next 18 months.

COVID-19 solutions

For the full year 2025, GSK does not anticipate any further COVID-19 pandemic-related sales or operating profit. For the full year 2024, and in comparison to 2023, the full year growth in Sales and Core operating profit was adversely impacted by one and two percentage points, respectively.

2021-2026 and 2031 Outlooks

By 2031, GSK now expects to achieve sales of more than £40 billion (previously >£38 billion) on a risk-adjusted basis and at CER. This further increase reflects the inclusion of Blenrep, the significant phase III progress since last year and multiple launch opportunities in the 2025 to 2031 period.

As before, we have further upside potential from our early-stage pipeline and prospective business development.

There is no change to our Group outlooks for 2021-2026. GSK continues to expect sales to grow more than 7% on a CAGR basis and Core operating profit to increase more than 11%, on the same basis. Core operating profit margin in 2026 continues to be expected to be more than 31%.

All expectations, guidance and outlooks regarding future performance and dividend payments should be read together with ‘Guidance and outlooks, assumptions and cautionary statements’ on page 52.

These outlooks are provided at CER and exclude any contribution from COVID-19 related solutions.

Exchange rates

If exchange rates were to hold at the closing rates on 29 January 2025 ($1.24/£1, €1.19/£1 and Yen 193/£1) for the rest of 2025, the estimated impact on 2025 Sterling turnover growth for GSK would be +1% and if exchange gains or losses were recognised at the same level as in 2024, the estimated impact on 2025 Sterling Core Operating Profit growth for GSK would be +2%.

Results presentation
A conference call and webcast for investors and analysts of the quarterly results will be hosted by Emma Walmsley, CEO, at 10.45 am GMT (US EST at 05.45 am) on 5 February 2025. Presentation materials will be published on www.gsk.com prior to the webcast and a transcript of the webcast will be published subsequently.

Notwithstanding the inclusion of weblinks, information available on the company’s website, or from non GSK sources, is not incorporated by reference into this Results Announcement.

Performance: turnover

Turnover	2024			Q4 2024
	£m	Growth AER%	Growth CER%	£m	Growth AER%	Growth CER%
Shingles	3,364	(2)	1	848	(7)	(4)
Meningitis	1,437	14	18	295	8	12
RSV (Arexvy)	590	(52)	(51)	158	(70)	(69)
Influenza	408	(19)	(16)	105	11	14
Established Vaccines	3,339	2	6	806	5	8
Vaccines ex COVID	9,138	(6)	(3)	2,212	(14)	(11)
Pandemic vaccines	–	(100)	(100)	–	>(100)	>(100)
Vaccines	9,138	(7)	(4)	2,212	(14)	(12)
HIV	7,089	10	13	1,969	11	14
Respiratory/Immunology and Other	3,299	9	13	910	5	9
Oncology	1,410	93	98	408	67	72
Specialty Medicines ex COVID	11,798	16	19	3,287	14	18
Xevudy	12	(73)	(73)	11	(15)	(15)
Specialty Medicines	11,810	15	19	3,298	14	17
Respiratory	7,213	6	10	1,806	3	7
Other General Medicines	3,215	(5)	–	801	(3)	3
General Medicines	10,428	2	6	2,607	1	6
Total	31,376	3	7	8,117	1	4
Total ex COVID	31,364	4	8	8,106	1	4
By Region:
US	16,384	4	6	4,327	(1)	1
Europe	6,666	2	4	1,755	6	10
International	8,326	5	11	2,035	1	8
Total	31,376	3	7	8,117	1	4

Turnover ex COVID is excluding COVID-19 solutions during the years from 2020 to 2023 and is a non-IFRS measure defined on page 51 with the reconciliation to the IFRS measure Turnover included in the table above. Financial Performance – Q4 2024 results unless otherwise stated, growth % and commentary at CER.

		2024			Q4 2024
		£m	AER	CER	£m	AER	CER
Vaccines	Total	9,138	(7%)	(4%)	2,212	(14%)	(12%)
	Excluding COVID	9,138	(6%)	(3%)	2,212	(14%)	(11%)
Vaccines sales decreased in the year and quarter, primarily impacted by lower demand for Arexvy related to a more limited ACIP(1) recommendation in the US and channel inventory consumption compared to launch year stocking in 2023. Meningitis vaccines had their strongest year of sales to date with double-digit growth across all regions and Established vaccines continued to grow across International and the US. Overall, Vaccines performance was also adversely impacted due to COVID-19 solution sales and US CDC(2) stockpile replenishments in 2023, each impacting full year growth by 1 percentage point.

Shingles	3,364	(2%)	1%	848	(7%)	(4%)
Sales of Shingrix, a vaccine against shingles, grew in the year with ex-US sales growth more than offsetting lower sales in the US, but declined in the quarter.

The US cumulative immunisation rate reached 40%, up five percentage points compared to 12 months earlier(3). Sales decreased by 18% in the full year and 13% in the quarter reflecting the slowing pace of penetration of harder-to-reach unvaccinated consumers, partially offset by favourable pricing. Full year Shingrix sales were also negatively impacted by changes in retail vaccine prioritisation partly due to a transition to a new CMS(4) rule that changed how pharmacies process reimbursements from payers.

Shingrix grew significantly in International in the year, driven by a national immunisation programme in Australia and supply to our co-promotion partner in China, but declined in the quarter reflecting lower sales in China. In Europe, Shingrix grew in both the year and quarter driven by expanded public funding and higher uptake across multiple countries, partly offset by lower demand in Germany. Markets outside the US represented 56% of 2024 global sales (2023: 45%), with Shingrix launched in 52 countries. The overwhelming majority of ex-US Shingrix opportunity is concentrated in 10 markets where the average immunisation rate is around 7% with significantly higher uptake in funded cohorts.

Footnotes:
(1) Advisory Committee on Immunization Practices (2) Centres for Disease Control and Prevention (3) Based on data from IQVIA up until the end of Q3 2024 (4) Centers for Medicare & Medicaid Services

	2024			Q4 2024
	£m	AER	CER	£m	AER	CER
Meningitis	1,437	14%	18%	295	8%	12%
In the year and the quarter, Meningitis vaccines achieved double-digit growth. Bexsero, a vaccine against meningitis B, achieved sales of over £1 billion for the first time. Growth was primarily due to favourable pricing mix and increased full year purchases from the CDC in the US, recommendation in Germany and launch in Vietnam. Meningitis vaccine sales growth in the quarter was also impacted by a decline in Menveo, a vaccine against meningitis ACWY, related to US CDC stockpile replenishment in Q4 2023.

RSV (Arexvy)	590	(52%)	(51%)	158	(70%)	(69%)
Arexvy, a RSV(1) vaccine for older adults, declined both in the year and quarter. US sales decreased due to lower demand partly related to a more limited recommendation from ACIP for individuals aged 60 to 74. Full year sales were also adversely impacted by channel inventory consumption compared to the launch year stocking in 2023. Arexvy maintained the market leading position in retail where the overwhelming majority of doses are administered. More than ten million US adults(2) aged 60 and older at risk have been protected by Arexvy since the launch in Q3 2023.

In countries outside the US, growth in the year reflected uptake following a positive recommendation in Germany, initial tender deliveries in Saudi Arabia and new launch inventory builds in Australia and Brazil, partly offset in the quarter by lower demand in Canada. While Arexvy is approved in 59 markets globally, 17 countries had national RSV vaccination recommendations for older adults and 6, including the US, had reimbursement programmes in place at the year end.

Influenza	408	(19%)	(16%)	105	11%	14%
Fluarix/FluLaval sales decreased in the year driven by competitive pressure and lower market demand primarily in the US, but grew in the quarter due to pricing favourability as a result of channel mix.

Established Vaccines	3,339	2%	6%	806	5%	8%
Established Vaccines grew in both the year and quarter. This reflected increased sales of Hepatitis vaccines across all regions, higher US market share and European demand for Boostrix and increased International supply and US uptake of MMR/V(3) vaccines. This was partly offset by adverse CDC stockpile movements for Rotarix and Infanrix/Pediarix. Established Vaccine sales in 2024 included around £130 million of non-repeating contracted sales including divested brands which have now ceased.

Specialty Medicines	Total	11,810	15%	19%	3,298	14%	17%
	Excluding COVID	11,798	16%	19%	3,287	14%	18%
Specialty Medicines sales grew by double-digit percentages in the full year and in the quarter, reflecting continued growth across disease areas, with strong performances in HIV, Respiratory/Immunology and Oncology.

HIV	7,089	10%	13%	1,969	11%	14%
HIV sales continue to grow double-digits for the full year and the quarter, driven by strong patient demand for long-acting injectable medicines (Cabenuva, Apretude) and Dovato. This demand primarily reflects a 2 percentage point(4) increase in market share compared to the prior period which contributed 10 percentage points of growth in 2024. The remainder of the full year growth was driven by favourable in-year pricing, including the positive impact from channel mix.

Oral 2DR	2,924	18%	21%	827	19%	23%
Sales of Oral 2DR (Dovato, Juluca) now represent 42% of the total HIV portfolio. Dovato, the first and only once-daily oral 2DR for the treatment of HIV infection in both treatment naive and virally suppressed adults and adolescents continues to be the largest product in the HIV portfolio with sales of £2,239 million in 2024 and growing 27% versus 2023.

Long-Acting Medicines	1,292	51%	55%	394	43%	47%
Long-Acting Injectable Medicine sales in the quarter now represent 20% of the total HIV portfolio compared to 16% for Q4 2023 and contributed over 50% of the total HIV growth in 2024. Cabenuva, the only complete long-acting injectable regimen for HIV treatment reached sales of £1,013 million in 2024, growing 47% due to strong patient demand across US and Europe. Apretude, the first long-acting injectable option for HIV prevention delivered sales of £279 million in 2024, growing 93% compared to 2023.

Footnotes:
(1) Respiratory syncytial virus  (2) Based on data from IQVIA (3) Measles, mumps, rubella and varicella  (4) DoT Volume Market Share - IQVIA, GERS (France), Czech State Institute for Drug Control (SUKL), DLI Market Intelligence (Denmark), farmINFORM (Netherlands), Cegedim Healthcare (Romania).

	2024			Q4 2024
	£m	AER	CER	£m	AER	CER
Respiratory/Immunology and Other	3,299	9%	13%	910	5%	9%
Sales primarily comprise contributions from Nucala in respiratory and Benlysta in immunology. Double-digit sales growth in the full year was delivered for both Nucala and Benlysta, driven by patient demand globally across US, European and International markets. Growth in the quarter was adversely impacted by channel inventory build on both Nucala and Benlysta in the US in Q4 2023.

Nucala	1,784	8%	12%	484	3%	7%
Nucala, is an IL-5 antagonist monoclonal antibody treatment for severe asthma, with additional indications including chronic rhinosinusitis with nasal polyps, eosinophilic granulomatosis with polyangiitis (EGPA), and hypereosinophilic syndrome (HES). Double-digit sales growth for the full year was driven particularly by strong performance in Europe and International regions, reflecting higher patient demand for treatments addressing eosinophilic-led disease. Growth in the quarter was adversely impacted by the US from channel pricing pressure and from channel inventory build in Q4 2023.

Benlysta	1,490	10%	14%	423	9%	12%
Benlysta, a monoclonal antibody treatment for Lupus, continues to grow by double-digit percentages in the full year representing strong demand and volume growth in US, European and International regions, with bio-penetration rates having increased across many markets. Growth in the quarter continued at double-digits however was slightly reduced by the impact of channel inventory build in the US in Q4 2023.

Oncology	1,410	93%	98%	408	67%	72%
Strong Oncology sales growth continued driven by increasing patient demand for Zejula, a PARP(1) inhibitor, Jemperli, a PD-1(2) blocking antibody, and Ojjaara/Omjjara, a daily JAK1/JAK2 and ACVR1(3) inhibitor.

Zejula	593	13%	17%	143	(6%)	(3%)
Zejula, a PARP inhibitor treatment for ovarian cancer, grew by double-digit percentages for the full year, with strong growth delivered across all regions with sustained increases in patient demand and higher volumes, further enhanced by positive price impacts in the US. Growth in the quarter was adversely impacted in the US due to favourable price impacts in Q4 2023 as a result of channel mix adjustments. This was partly offset by continued growth in the quarter in Europe and International regions.

Jemperli	467	>100%	>100%	149	>100%	>100%
Jemperli, a medicine for front-line treatment in combination with chemotherapy for patients with primary advanced or recurrent endometrial cancer, continued to grow strongly in the full year and in the quarter. Strong sales in the quarter were driven largely by increased patient uptake in the US, following Q3 2024 FDA approval expanding the indication to include all adult patients with primary advanced or recurrent endometrial cancer.

Ojjaara/Omjjara	353	>100%	>100%	118	>100%	>100%
Ojjaara/Omjjara, a treatment for myelofibrosis patients with anaemia, grew strongly in the full year and the quarter largely driven by the US with continued uptake in patients since its product launch in Q3 2023. Sales in the quarter included increasing contributions from Europe and International regions following launches in the UK and Germany in Q1 2024, and in Japan in Q3 2024.

General Medicines	10,428	2%	6%	2,607	1%	6%
Sales include contributions from both the Respiratory and Other General Medicine portfolios. Sales growth in the full year and the quarter was primarily driven by Trelegy, a COPD(4) and asthma medicine, with strong demand across all regions. Performance was adversely impacted by the removal of the AMP(5) cap on Medicaid drug prices in the US. This removal impacted Advair, Flovent, and Lamictal due to significant pricing reductions, reduced commercial contracting, and the decision to discontinue branded Flovent. However, this has been fully offset by the increased use of authorised generic versions of Advair and Flovent while, significantly, continuing to provide access to patients.

Respiratory	7,213	6%	10%	1,806	3%	7%
Sales growth in the full year and in the quarter reflected Trelegy's strong performance in all regions. In the US adverse impacts from the removal of the AMP cap were fully offset by the increased use of authorised generic versions of Advair and Flovent, providing access to medicines for patients.

Footnotes:
(1) PARP: a Poly ADP ribose polymerase  (2) PD-1: a programmed death receptor-1 blocking antibody  (3) JAK1/JAK2 and ACVR1: once a-day, oral JAK1/JAK2 and activin A receptor type 1 (ACVR1) inhibitor  (4) Chronic obstructive pulmonary disease  (5) Average manufacturer price

	2024			Q4 2024
	£m	AER	CER	£m	AER	CER
Trelegy	2,702	23%	27%	669	14%	17%
Trelegy is the most prescribed SITT(1) treatment worldwide for COPD and asthma. Sales grew 27% in the full year, driven largely by volume growth, whilst also benefiting from favourable pricing. Strong volume growth continued across all regions reflecting patient demand, SITT class growth, and increased market share. Overall favourable pricing in the full year was driven by US channel mix price adjustments in the first six months of 2024, which moderated in the second half, adversely impacting Q4 2024 performance.

Seretide/Advair	1,057	(7%)	(3%)	259	(6%)	(2%)
Seretide/Advair is a combination treatment used to treat asthma and COPD. In the full year and in the quarter, sales decreased in Europe and International reflecting continued generic erosion by competitor products. This was partially offset by growth in the US driven largely by favourable impacts from channel mix adjustments.

Other General Medicines	3,215	(5%)	–%	801	(3%)	3%
Growth in the full year was flat, with growth in antibiotics and dermatology in International markets offset by global declines from continued generic competition across the portfolio. Growth of 3% in the quarter was driven by double-digit growth of the dermatology portfolio. The full year and quarter declines at AER were driven by exchange movements in a number of International markets.

By Region

US	Total	16,384	4%	6%	4,327	(1%)	1%
	Excluding COVID	16,374	4%	6%	4,317	(1%)	1%
Vaccine sales decreased in both the full year and the quarter primarily in Arexvy due to lower demand related to a more limited ACIP recommendation and related channel inventory consumption compared to the 2023 launch year stocking. Shingrix also decreased reflecting lower demand driven by the continued challenge of activating harder-to-reach consumers.

Specialty Medicines double-digit growth in the full year was driven by strong Oncology and HIV performance, and continued growth in Nucala and Benlysta. In the quarter, strong growth continued in Oncology and HIV, performance of Nucala and Benlysta was adversely impacted by channel inventory build-up in Q4 2023.

General Medicine’s growth in the full year and the quarter was primarily driven by increased demand for Trelegy, with strong volume growth from higher patient demand and growth of the SITT market as well as favourable price benefits. Performance continues to be impacted following the removal of the AMP cap on Medicaid drug prices, which particularly impacted Advair, Flovent and Lamictal. This was fully offset by the increased use of authorised generic versions of Advair and Flovent, providing access to medicines for patients.

Europe	Total	6,666	2%	4%	1,755	6%	10%
	Excluding COVID	6,665	4%	6%	1,754	6%	10%
Vaccine sales grew in the year and double-digit in the quarter. Shingrix growth was driven by expanded public funding across several markets, partly offset by lower demand in Germany. Bexsero and Arexvy sales increased following recommendations in Germany.

Specialty Medicines sales grew by double-digits in the full year and quarter due to continued strong performance in Oncology, Benlysta in immunology, and Nucala in respiratory including the benefit from new indication launches. HIV growth for the full year and the quarter continued at a high single digit percentage.

General Medicines sales were broadly stable in the full year and the quarter. Strong double-digit growth for Trelegy and Anoro was offset by decreases across other general medicine products.

International	Total	8,326	5%	11%	2,035	1%	8%
	Excluding COVID	8,325	5%	12%	2,035	1%	8%
Vaccine sales grew strongly in the year while declining in the quarter. In the year, growth was driven by Shingrix related to the national immunisation program in Australia and supply to our co-promotion partner in China together with strong momentum in Meningitis vaccines and single-digit growth in Established Vaccines sales. The quarter was adversely impacted by lower Arexvy sales in Canada and Shingrix sales in China.

Specialty Medicine’s double-digit growth in the full year and the quarter was driven by HIV, Nucala in Respiratory, Benlysta in Immunology, and Oncology.

General Medicines sales growth in the full year and the quarter, with strong growth in Trelegy, Augmentin and dermatology products, partially offset by a decrease in other general medicine products.

Footnote:
(1) Single inhaler triple therapy

Financial performance

Total Results	2024			Q4 2024
	£m	% AER	% CER	£m	% AER	% CER

Turnover	31,376	3	7	8,117	1	4
Cost of sales	(9,048)	6	8	(2,559)	6	8
Selling, general and administration	(11,015)	17	20	(2,663)	(1)	–
Research and development	(6,401)	3	5	(2,031)	(1)	1
Royalty income	639	(33)	(33)	176	(25)	(23)
Other operating income/(expense)	(1,530)			(344)

Operating profit	4,021	(40)	(33)	696	21	54
Net finance expense	(547)	(19)	(18)	(139)	(28)	(27)
Share of after tax profit/(loss) of associates and joint ventures	(3)			–
Profit/(loss) on disposal of interest in associates	6			6

Profit before taxation	3,477	(43)	(34)	563	49	97

Taxation	(526)			(62)
Tax rate %	15.1%			11.0%

Profit after taxation	2,951	(44)	(36)	501	26	65
Profit attributable to non-controlling interests	376			87
Profit/(loss) attributable to shareholders	2,575			414
	2,951	(44)	(36)	501	26	65

Earnings per share	63.2p	(48)	(40)	10.1p	18	60
Financial Performance – Q4 2024 results unless otherwise stated, growth % and commentary at CER.

Core results Reconciliations between Total results and Core results for Full Year 2024, Full Year 2023, Q4 2024 and Q4 2023 are set out on pages 19, 20, 22 and 23.

	2024			Q4 2024
	£m	% AER	% CER	£m	% AER	% CER

Turnover	31,376	3	7	8,117	1	4
Cost of sales	(7,870)	2	4	(2,339)	8	11
Selling, general and administration	(8,974)	(1)	2	(2,702)	4	6
Research and development	(6,023)	5	7	(1,821)	2	4
Royalty income	639	(33)	(33)	176	(25)	(23)

Core operating profit	9,148	4	11	1,431	(18)	(10)

Core profit before taxation	8,613	6	13	1,293	(17)	(8)
Taxation	(1,462)	16	24	(174)	(26)	(17)
Tax rate %	17.0%			13.5%
Core profit after taxation	7,151	4	11	1,119	(16)	(6)
Core profit attributable to non-controlling interests	654			173
Core profit attributable to shareholders	6,497			946
	7,151	4	11	1,119	(16)	(6)
Core Earnings per share	159.3p	3	10	23.2p	(20)	(10)

		2024			Q4 2024
		£m	AER	CER	£m	AER	CER
Cost of sales	Total	9,048	6%	8%	2,559	6%	8%
	% of sales	28.8%	0.6%	0.2%	31.5%	1.5%	1.1%
	Core	7,870	2%	4%	2,339	8%	11%
	% of sales	25.1%	(0.4%)	(0.7%)	28.8%	2.0%	1.7%

Full year 2024 Total and Core cost of sales as a percentage of sales benefited from price and channel mix benefits, as well as ongoing mix benefits in higher margin Specialty Medicines products, and supply chain efficiencies. These benefits were offset in the year and more than offset in the quarter by charges of £150 million to drive future supply chain efficiencies. Full year Total cost of sales also increased due to additional amortisation for Zejula and Jemperli.

		2024			Q4 2024
		£m	AER	CER	£m	AER	CER
Selling, general & administration	Total	11,015	17%	20%	2,663	(1%)	–%
	% of sales	35.1%	4.2%	3.8%	32.8%	(0.5%)	(1.5%)
	Core	8,974	(1%)	2%	2,702	4%	6%
	% of sales	28.6%	(1.2%)	(1.3%)	33.3%	1.1%	0.5%
Total SG&A growth in the full year was primarily driven by the increase in Significant legal costs reflecting the charge of £1.8 billion ($2.3 billion) in Q3 2024 in relation to Zantac for the State Courts Settlement, the Qui Tam Settlement, and the remaining 7% of pending state court product liability cases, partially offset by reduced future legal costs. Since that time, the vast majority of the remaining state court cases have been resolved or been dismissed such that less than 1% of the state court cases remain (see details on page 35). In the quarter, Total SG&A spend was in line with Q4 2023.

Core SG&A growth in the full year was driven by continued disciplined investment to support global market expansion and disease awareness for key assets including Arexvy, Nucala, Shingrix and Jemperli, and investment behind long-acting HIV medicines, with the phasing of this investment weighted more in Q4 2024. 2024 growth was partly offset by a 1 percentage point favourable impact of the reversal of the legal provision taken in Q1 2023 for the Zejula royalty dispute, following a successful appeal.

		2024			Q4 2024
		£m	AER	CER	£m	AER	CER
Research & development	Total	6,401	3%	5%	2,031	(1%)	1%
	% of sales	20.4%	(0.1%)	(0.4%)	25.0%	(0.4%)	(0.8%)
	Core	6,023	5%	7%	1,821	2%	4%
	% of sales	19.2%	0.2%	–%	22.4%	0.3%	–%
Total R&D growth in the full year and the quarter was driven by an increase in Core R&D investment, partly offset by lower impairment charges compared with the full year 2023 and Q4 2023.

Core R&D investment increased in the full year and the quarter driven by progression across the portfolio.

In Specialty Medicines, investment increased in Respiratory, Immunology and Inflammation to support late-stage clinical development programmes for camlipixant (refractory chronic cough), the long acting TSLP asset acquired from the Aiolos Bio, Inc. (Aiolos) acquisition, bepirovirsen (chronic hepatitis B) and Benlysta (autoimmune diseases), with ongoing strong investment in depemokimab (asthma and eosinophilic inflammation).

In Oncology, increased investment reflected acceleration on antibody-drug-conjugates (ADCs) including those acquired from Hansoh Pharma at the end of 2023, and studies into Blenrep (multiple myeloma) and Jemperli (endometrial cancer). In HIV investment increased on next-generation long-acting treatment and preventative medicines.

In Vaccines, clinical trial programmes associated with the pneumococcal Multi Antigen Presenting System (MAPS) and mRNA continued to drive investment.

These increases were partly offset by reductions following the launches of Arexvy and Ojjaara, and progression to completion of gepotidacin and Zejula studies.

		2024			Q4 2024
		£m	AER	CER	£m	AER	CER
Royalty income	Total	639	(33%)	(33%)	176	(25%)	(23%)
	Core	639	(33%)	(33%)	176	(25%)	(23%)
The decrease in Total and Core royalty income in the full year and Q4 2024 primarily reflected the cessation of the majority of Gardasil royalties at the end of 2023, with 2024 Gardasil royalties of £42 million (2023: £472 million).

This was partly offset by increases in Kesimpta and Biktarvy royalties.

		2024			Q4 2024
		£m	AER	CER	£m	AER	CER
Other operating income/(expense)	Total	(1,530)	>(100%)	>(100%)	(344)	40%	40%
The full year other operating expense reflected a charge of £1,839 million (2023: £546 million) principally arising from the remeasurement of contingent consideration liabilities (CCL). This primarily reflected improved longer term HIV prospects as well as smaller foreign currency movements compared to 2023 and an increase in liability for the Vaccines CCL. This was partly offset by higher other net income of £287 million (2023: £200 million) as well as a fair value gain of £22 million (2023: £17 million loss) on the retained stake in Haleon plc (Haleon).

In Q4 2024 the other operating expense reflected a charge of £417 million (Q4 2023: £430 million) principally arising from CCL remeasurements primarily reflecting foreign currency movements. In the quarter, there were no fair value movements recorded for Haleon shares (Q4 2023: £172 million loss) following the sale of the remaining shares in May 2024. Other net income was higher compared to the same period last year at £73 million (Q4 2023: £31 million).

		2024			Q4 2024
		£m	AER	CER	£m	AER	CER
Operating profit	Total	4,021	(40%)	(33%)	696	21%	54%
	% of sales	12.8%	(9.4%)	(8.3%)	8.6%	1.5%	3.4%
	Core	9,148	4%	11%	1,431	(18%)	(10%)
	% of sales	29.2%	0.2%	0.9%	17.6%	(4.1%)	(2.9%)
Total operating profit margin was lower in the full year primarily due to the charge of £1.8 billion ($2.3 billion) for the Zantac settlement, higher CCL charges driven by improved longer term HIV prospects and other remeasurements as well as unfavourable foreign currency movements, additional amortisation for Zejula and Jemperli, and minimal movements on Haleon shares (2023 fair value loss). Total operating profit margin was higher in the quarter mainly due to no fair value movements on Haleon shares (Q4 2023 fair value loss) and higher other net income.

Core operating profit growth in the full year benefited from strong Specialty Medicines sales performance, with favourable product and regional mix. This was partly offset by increased investment in R&D and growth assets, and lower royalty income. 2024 also includes a favourable impact from the reversal of the legal provision taken in Q1 2023 for the Zejula royalty dispute, following a successful appeal.

Lower Core operating profit in the quarter primarily reflected charges to drive future supply chain efficiencies, and increased investment in R&D and growth assets as well as lower royalty income. The adverse impact of lower sales of COVID-19 solutions had a two percentage points impact in the full year on Core operating profit growth and a 0.4 percentage point impact on Core operating profit margin. There was minimal impact in the quarter.

		2024			Q4 2024
		£m	AER	CER	£m	AER	CER
Net finance expense	Total	547	(19%)	(18%)	139	(28%)	(27%)
	Core	532	(20%)	(19%)	138	(28%)	(27%)
The decrease in net finance costs in the full year and Q4 2024 was mainly driven by lower interest on short-term financing as a result of cash received from the disposal of all Haleon shares, savings from maturing bonds, and higher interest income on cash, partly offset by fair value movements on net investment hedges. The full year comparator to 2023 also benefitted from the net cost of bond buybacks completed in Q1 2023.

		2024			Q4 2024
		£m	AER	CER	£m	AER	CER
Taxation	Total	526	(30%)	(19%)	62	>100	>100
	Tax rate %	15.1%			11.0%
	Core	1,462	16%	24%	174	(26%)	(17%)
	Tax rate %	17.0%			13.5%
The effective tax rate on Total results reflected the different tax effects of the various Adjusting items included in Total results, including the impact of the Zantac settlement.

The effective tax rate on Core profits was in line with expectations for the year and included the impact of new global minimum corporate income tax rules which came into effect from 1 January 2024 in line with the OECD’s 'Pillar 2' model framework. Issues related to taxation are described in Note 14, ‘Taxation’ in the Annual Report 2023. The Group continues to believe it has made adequate provision for the liabilities likely to arise from periods that are open and not yet agreed by relevant tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities.

		2024			Q4 2024
		£m	AER	CER	£m	AER	CER
Non-controlling interests ("NCIs")	Total	376	(1%)	8%	87	81%	>100%
	Core	654	14%	20%	173	14%	20%
The increase in the full year Total NCIs at CER was driven by higher ViiV Healthcare Total profits (partly offset by a higher remeasurement loss on the CCL) as well as higher net profits in some of the Group's other entities. ViiV Healthcare Total profits were lower at AER, reflecting adverse currency impacts, with an allocation of £356 million (2023: £374 million).

The increase in Total NCIs in the quarter was primarily driven by higher ViiV Healthcare profits including a lower remeasurement loss on the CCL, and higher net profits in some of the Group's other entities.

The increase in Core NCIs in the full year and Q4 2024 primarily reflected higher core profit allocations from ViiV Healthcare, with £634 million in 2024 (2023: £566 million) and £171 million in Q4 2024 (Q4 2023: £154 million), as well as higher net profits in some of the Group’s other entities with NCIs.

		2024			Q4 2024
		£p	AER	CER	£p	AER	CER
Earnings per share	Total	63.2p	(48%)	(40%)	10.1p	18%	60%
	Core	159.3p	3%	10%	23.2p	(20%)	(10%)
The decrease in the full year Total EPS was primarily due to a charge of £1.8 billion ($2.3 billion) for the Zantac settlement (see details on page 35) and higher CCL charges. The increase in the Q4 2024 Total EPS is driven by no fair value movements on Haleon shares compared to a fair value loss of £172 million in Q4 2023.

The increase in the Core EPS in the full year primarily reflected the growth in Core operating profit as well as lower finance costs, partly offset by a higher effective taxation rate and higher non-controlling interests. The decrease in the Q4 2024 Core EPS is driven by lower Core operating profit and higher non-controlling interests, partly offset by lower finance costs and a lower effective taxation rate. Lower sales of COVID-19 solutions reduced Core EPS by two percentage points in the full year.

Currency impact on results

The results for the year 2024 are based on average exchange rates, principally US$1.28/£1, €1.18/£1 and Yen193/£1. The results for Q4 2024 are based on average exchange rates, principally $1.27/£1, €1.20/£1 and Yen195/£1. The period-end exchange rates were $1.25/£1, €1.20/£1 and Yen197/£1. Comparative exchange rates are given on page 37.

		2024			Q4 2024
		£m/£p	AER	CER	£m/£p	AER	CER
Turnover		31,376	3%	7%	8,117	1%	4%
Earnings per share	Total	63.2p	(48%)	(40%)	10.1p	18%	60%
	Core	159.3p	3%	10%	23.2p	(20%)	(10%)
In the full year and Q4 2024, the adverse currency impact primarily reflected the strengthening of Sterling against the US Dollar, Euro, Yen and emerging market currencies. Exchange gains or losses on the settlement of intercompany transactions had a negligible impact on Total and Core EPS in the full year, and in the quarter the impact was eight percentage points on Total EPS and three percentage points on Core EPS.

Cash generation

Cash flow
	2024 £m	2023 £m	Q4 2024 £m	Q4 2023 £m
Cash generated from operations (£m)	7,861	8,096	2,586	3,681
Net cash generated from operating activities (£m)	6,554	6,768	2,329	3,196
Free cash inflow/(outflow)* (£m)	2,863	3,409	924	2,095
Free cash flow growth (%)	(16)%	2%	(56%)	>100%
Free cash flow conversion* (%)	>100%	69%	>100%	>100%
Total net debt** (£m)	13,095	15,040	13,095	15,040

*	Free cash flow and free cash flow conversion are defined on page 50. Free cash flow is analysed on page 40.
**	Net debt is analysed on page 40.

2024

Cash generated from operating activities was £7,861 million (2023: £8,096 million) and excluding £672 million payments for the Zantac settlement was £8,533 million. The increase excluding Zantac reflected higher Core operating profit, the benefit of Q4 2023 Arexvy receivables' collections in Q1 2024, and lower pension contributions, partly offset by the timing impact from lower returns and rebates, including the impact of the removal of the AMP cap, and lower receivables at the end of the year.

Total contingent consideration cash payments in 2024 were £1,254 million (2023: £1,145 million). £1,235 million (2023: £1,134 million) of these were recognised in cash flows from operating activities, including cash payments made to Shionogi & Co. Ltd (Shionogi) of £1,190 million (2023: £1,106 million).

Free cash inflow was £2,863 million for 2024 (2023: £3,409 million) and excluding payments for the Zantac settlement was £3,535 million. The increase excluding Zantac was primarily driven by higher cash generated from operating activities as well as lower net interest paid, partly offset by higher capital expenditure on intangible assets including the £342 million upfront payment to CureVac N.V.

Q4 2024

Cash generated from operations for the quarter was £2,586 million (Q4 2023: £3,681 million). The decrease primarily reflected £672 million payments related to the Zantac settlement (£3,258 million excluding Zantac settlement payments).

Total contingent consideration cash payments in the quarter were £319 million (Q4 2023: £285 million). £311 million  (Q4 2023: £281 million) of these were recognised in cash flows from operating activities, including cash payments made to Shionogi of £290 million (Q4 2023: £272 million).

Free cash inflow was £924 million for the quarter (Q4 2023: £2,095 million) and excluding payments for the Zantac settlement was £1,596 million. The decrease is driven by lower cash generated from operations and higher capital expenditure on intangible assets and property, plant and equipment, partly offset by lower tax payments.

Total Net debt

At 31 December 2024, net debt was £13,095 million, compared with £15,040 million at 31 December 2023, comprising gross debt of £16,986 million and cash and liquid investments of £3,891 million. See net debt information on page 40.

Net debt decreased by £1,945 million primarily due to £2,863 million of free cash inflow and £2,356 million proceeds from the disposal of investments, primarily due to the sale of the remaining retained stake in Haleon. This was partly offset by the net acquisition costs of Aiolos and Elsie Biotechnologies of £805 million, and dividends paid to shareholders of £2,444 million.

At 31 December 2024, GSK had short-term borrowings (including overdrafts and lease liabilities) repayable within 12 months of £2,349 million and £1,411 million repayable in the subsequent year.

Contacts

GSK plc (LSE/NYSE:GSK) is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at www.gsk.com.

GSK enquiries:
Media	Tim Foley	+44 (0) 20 8047 5502	(London)
	Kathleen Quinn	+1 202 603 5003	(Washington)

Investor Relations	Annabel Brownrigg-Gleeson	+44 (0) 7901 101944	(London)
	James Dodwell	+44 (0) 7881 269066	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Jeff McLaughlin	+1 215 589 3774	(Philadelphia)

Registered in England & Wales: No. 3888792

Registered Office: 79 New Oxford Street London, WC1A 1DG

Q4 2024 pipeline highlights (since 30 October 2024)

	Medicine/vaccine	Trial (indication, presentation)	Event
Regulatory approvals or other regulatory actions	Nucala	Chronic rhinosinusitis with nasal polyps	Regulatory approval (CN)
	Jemperli	RUBY part 1 (OS overall population, 1L endometrial cancer)	Regulatory approval (EU)
	Vokabria + Rekambys	HIV infection, adolescents	Regulatory approval (EU)
	Arexvy	RSV, adults aged 50-59 years at increased risk	Regulatory approval (JP)
	Menveo	Liquid formulation, meningitis ACWY	Regulatory approval (EU)
Regulatory submissions or acceptances	depemokimab	ANCHOR-1/2 (chronic rhinosinusitis with nasal polyps	Regulatory acceptance (EU, JP, CN)
	depemokimab	SWIFT-1/2 (severe asthma)	Regulatory acceptance (EU, JP, CN)
	Nucala	MATINEE (chronic obstructive pulmonary disease)	Regulatory acceptance (US)
	Blenrep	DREAMM-7/8 (2L+ multiple myeloma)	Regulatory acceptance (US)
	Blenrep	DREAMM-7 (2L+ multiple myeloma)	Regulatory acceptance (CN) with Priority Review
	Shingrix	Liquid formulation, shingles	Regulatory acceptance (US, EU)
Phase III data readouts or other significant events	Blenrep	DREAMM-7 (2L+ multiple myeloma)	Further positive phase III data readout
	linerixibat	GLISTEN (cholestatic pruritus in primary biliary cholangitis)	Positive phase III data reported
	Zejula	FIRST (1L maintenance ovarian cancer)	Positive phase III data readout
Regulatory designations and other significant events	Jemperli	Locally advanced dMMR/MSI-H rectal cancer	Breakthrough Designation (US)
	GSK5764227 (B7-H3-targeted antibody-drug conjugate)	Extensive-stage small-cell lung cancer	Priority Medicines (PRIME) granted (EU)
	GSK5764227 (B7-H3-targeted antibody-drug conjugate)	Relapsed or refractory osteosarcoma	Breakthrough Designation (US)

Anticipated news flow

Timing	Medicine/vaccine	Trial (indication, presentation)	Event
H1 2025	depemokimab	SWIFT-1/2 (severe asthma)	Regulatory submission (US)
	depemokimab	ANCHOR-1/2 (chronic rhinosinusitis with nasal polyps)	Regulatory submission (US)
	depemokimab	AGILE (severe asthma)	Phase III data readout
	linerixibat	GLISTEN (cholestatic pruritus in primary biliary cholangitis)	Regulatory submission (US, EU, CN)
	Nucala	MATINEE (chronic obstructive pulmonary disease)	Regulatory decision (US)
	Nucala	MATINEE (chronic obstructive pulmonary disease)	Regulatory submission (CN, EU)
	Blenrep	DREAMM-7/8 (2L+ multiple myeloma)	Regulatory decision (JP)
	cobolimab	COSTAR (non-small cell lung cancer)	Phase III data readout
	Zejula	ZEAL (1L maintenance non-small cell lung cancer)	Phase III data readout
	gepotidacin	EAGLE-2/3 (uncomplicated urinary tract infection)	Regulatory decision (US)
	gepotidacin	EAGLE-1 (urogenital gonorrhoea)	Regulatory submission (US)
	MenABCWY (gen 1) vaccine candidate	Meningococcal ABCWY	Regulatory decision (US)
	Shingrix	Shingles, adults aged 18+ years	Regulatory decision (CN)
	Shingrix	Shingles, liquid formulation	Regulatory decision (US)

Anticipated news flow continued

Timing	Medicine/vaccine	Trial (indication, presentation)	Event
H2 2025	camlipixant	CALM-1/2 (refractory chronic cough)	Phase III data readout
	depemokimab	SWIFT-1/2 (severe asthma)	Regulatory decision (US)
	depemokimab	ANCHOR-1/2 (chronic rhinosinusitis with nasal polyps)	Regulatory decision (US)
	depemokimab	NIMBLE (asthma)	Phase III data readout
	linerixibat	GLISTEN (cholestatic pruritus in primary biliary cholangitis)	Regulatory decision (US)
	linerixibat	GLISTEN (cholestatic pruritus in primary biliary cholangitis)	Regulatory submission (JP)
	Ventolin	Low carbon MDI (asthma)	Phase III data readout
	Ventolin	Low carbon MDI (asthma)	Regulatory submission (EU)
	Blenrep	DREAMM-7/8 (2L+ multiple myeloma)	Regulatory decision (US, EU)
	Blenrep	DREAMM-8 (2L + multiple myeloma)	Regulatory submission (CN)
	cobolimab	COSTAR, (2L non-small cell lung cancer)	Regulatory submission (US, EU)
	Arexvy	RSV, adults aged 18-49 years at increased risk, 18+ immunocompromised	Regulatory submission (US, EU, JP)
	Bexsero	Meningococcal B (infants)	Phase III data read out
	Bexsero	Meningococcal B (infants)	Regulatory submission (US)
	gepotidacin	EAGLE-1 (urogenital gonorrhoea)	Regulatory decision (US)
	tebipenem pivoxil	PIVOT-PO (complicated urinary tract infection)	Phase III data readout
	tebipenem pivoxil	PIVOT-PO (complicated urinary tract infection)	Regulatory submission (US)
2026	camlipixant	CALM-1/2 (refractory chronic cough)	Phase III data read out
	camlipixant	CALM-1/2 (refractory chronic cough)	Regulatory submission (US, EU)
	depemokimab	OCEAN (Eosinophilic granulomatosis with polyangiitis)	Phase III data read out
	depemokimab	OCEAN (Eosinophilic granulomatosis with polyangiitis)	Regulatory submission (US, EU, CN, JP)
	depemokimab	SWIFT-1/2 (severe asthma)	Regulatory decision (EU, CN, JP)
	depemokimab	ANCHOR-1/2 (chronic rhinosinusitis with nasal polyps)	Regulatory decision (EU, CN, JP)
	latozinemab	INFRONT-3 (frontotemporal dementia)	Phase III data read out
	latozinemab	INFRONT-3 (frontotemporal dementia)	Regulatory submission (US, EU)
	linerixibat	GLISTEN (cholestatic pruritus in primary biliary cholangitis)	Regulatory decision (EU, CN, JP)
	Nucala	MATINEE (chronic obstructive pulmonary disease)	Regulatory decision (EU, CN)
	Ventolin	Low carbon MDI (asthma)	Regulatory decision (EU)
	Blenrep	DREAMM-7/8 (2L+ multiple myeloma)	Regulatory decision (CN)
	cobolimab	COSTAR (2L non-small cell lung cancer)	Regulatory decision (US, EU)
	Jemperli	AZUR-1 (rectal cancer)	Phase II (pivotal) data read out
	cabotegravir	Q4M PrEP (HIV)	Phase II (pivotal) data read out
	cabotegravir	Q4M PrEP (HIV)	Regulatory submission (US)
	cabotegravir	Q4M PrEP (HIV)	Regulatory decision (US)
	Arexvy	RSV, adults aged 18-49 years at increased risk and 18+ immunocompromised	Regulatory decision (US, EU, JP)
	bepirovirsen	B-WELL 1/2 (hepatitis B virus)	Phase III data read out
	bepirovirsen	B-WELL 1/2 (hepatitis B virus)	Regulatory submission (US, EU, CN, JP)
	bepirovirsen	B-WELL 1/2 (hepatitis B virus)	Regulatory decision (US, JP)
	Bexsero	Meningococcal B (infants)	Regulatory decision (US)
	tebipenem pivoxil	PIVOT-PO (complicated urinary tract infection)	Regulatory decision (US)

Refer to pages 42 to 49 for further details on several key medicines and vaccines in development by therapy area.

Trust: progress in 2024 on our six priority areas for responsible business

Building Trust by operating responsibly is integral to GSK’s strategy and culture. This will support growth and returns to shareholders, reduce risk, and help GSK’s people thrive while delivering sustainable health impact at scale. The Company has previously identified six areas that address what is most material to GSK’s business and the issues that matter the most to its stakeholders. Highlights below include activity since Q3 2024 results. For more details on annual updates, please see GSK's ESG Performance Report 2023(1).

GSK remains committed to abiding by the laws in all jurisdictions in which we operate, including anti-discrimination laws. We make changes as necessary as law and policy evolves.

Access

Commitment: to make GSK’s vaccines and medicines available at value-based prices that are sustainable for the business and implement access strategies that increase the use of GSK’s vaccines and medicines to treat and protect underserved people.

Progress since Q3 2024:

●
GSK ranked second in the ninth iteration of the Access to Medicine Index (ATMI), as one of two leading companies. This means GSK has placed first or second in the Index since its inception in 2008. The Index is an independent, investor-backed report that ranks 20 of the world’s largest pharmaceutical companies on progress to improve access at scale in 113 lower income countries and focuses on 81 high burden priority diseases. GSK continues to show strong leadership in its Access to Medicines Index ranking(2)

●
In December, GSK and long-term partner Medicines for Malaria Venture (MMV), announced that the World Health Organisation (WHO) has awarded prequalification to tafenoquine, the first single-dose medicine for the prevention of relapse of Plasmodium vivax (P. vivax) malaria. Tafenoquine, co-administered with chloroquine, is now also included in WHO’s updated Guidelines for malaria, in South America, marking the first time the medicine has been recommended by WHO. This milestone is a significant step toward closing the treatment gap for P. vivax malaria. The WHO prequalification and updated guidelines include both adults and children aged 2 years and older, weighing at least 10 kg. First single-dose medicine for P. vivax malaria prequalified by WHO and included in WHO Guidelines(3).

Global health and health security

Commitment: develop novel products and technologies to treat and prevent priority diseases, including pandemic threats.

●	Performance metrics related to global health and health security are updated annually in GSK's 2023 Report(1) on page 15.

Environment

Commitment: committed to a net zero, nature-positive, healthier planet with ambitious goals set for 2030 and 2045.

Progress since Q3 2024:

●
In October, GSK was one of the first companies to announce the adoption of Science Based Targets for Nature, with our validated Freshwater target focused on our direct operations in the water-stressed Upper Godavari basin in India.

●	Performance metrics related to environment are updated annually with related details in GSK's 2023 Report(1) on page 18.

Inclusion and diversity

Commitment: create an inclusive workplace through equal employment opportunity and non-discrimination; reflect patients impacted by the disease under study in our clinical trials; and support future talent in STEM regardless of background.

●	Performance metrics related to these matters are updated annually with related details in GSK's 2023 Report(1) on page 26.

Ethical standards

Commitment: promote ethical behaviour across GSK’s business by supporting its employees to do the right thing and working with suppliers that share GSK’s standards and operate responsibly.

●	Performance metrics related to ethical standards are updated annually with related details in GSK's 2023 Report(1) on page 30.

Product governance

Commitment: maintain robust quality and safety processes and responsibly use data and new technologies.

●	Performance metrics related to product governance are updated annually with related details in GSK's 2023 Report(1) on page 35.

External benchmarking

External benchmark	Current score/ranking	Previous score/ranking	Comments
S&P Global’s Corporate Sustainability Assessment	78	80	Current score updated September 2024
Access to Medicines Index(4)	3.72	4.06	Second in the Index, updated bi-annually, current results from November 2024
Antimicrobial resistance benchmark	84%	86%	Led the benchmark since its inception in 2018; Current ranking updated November 2021
CDP Climate Change	A-	A-	Updated annually, current scores updated February 2024 (for supplier engagement, March 2023)
CDP Water Security	A-	B
CDP Forests (palm oil)	B	A-
CDP Forests (timber)	B	B
CDP supplier engagement rating	Leader	Leader
Sustainalytics	15.0	15.4	1st percentile in pharma subindustry group; lower score represents lower risk. Current score as at October 2024
MSCI	AA	AA	Last rating action date: September 2023
Moody’s ESG solutions	62	61	Current score updated August 2023
ISS Corporate Rating	B+	B+	Current score updated October 2024
FTSE4Good	Member	Member	Member since 2004, latest review in June 2024
ShareAction’s Workforce Disclosure Initiative	79%	77%	Current score updated January 2024

Footnotes:
(1)	https://www.gsk.com/media/11009/esg-performance-report-2023.pdf
(2)	https://www.gsk.com/en-gb/media/press-releases/statement-gsk-continues-to-show-strong-leadership-in-its-access-to-medicines-index-ranking/
(3)	https://www.gsk.com/en-gb/media/press-releases/first-single-dose-medicine-for-p-vivax-malaria-prequalified-by-who/
(4)	https://accesstomedicinefoundation.org/resource/2024-access-to-medicine-index

Total and Core results

Total reported results represent the Group’s overall performance.

GSK made one update to its reporting framework in Q1 2024 which was to change the description of Adjusted results to Core to align with European peers in the pharmaceutical industry but with no change to the basis or figures. In Q2 2024 an update was made to the definition of Core results to exclude amounts greater than £25 million from the foreign currency translation reserve which are reclassified to the income statement upon the liquidation of a subsidiary. There is no change to Total Results.

GSK uses a number of non-IFRS measures to report the performance of its business. Core results and other non-IFRS measures may be considered in addition to, but not as a substitute for, or superior to, information presented in accordance with IFRS. Core results are defined below and other non-IFRS measures are defined on page 50.

GSK believes that Core results, when considered together with Total results, provide investors, analysts and other stakeholders with helpful complementary information to understand better the financial performance and position of the Group from period to period, and allow the Group’s performance to be more easily compared against the majority of its peer companies. These measures are also used by management for planning and reporting purposes. They may not be directly comparable with similarly described measures used by other companies.

GSK encourages investors and analysts not to rely on any single financial measure but to review GSK’s quarterly results announcements, including the financial statements and notes, in their entirety.

GSK is committed to continuously improving its financial reporting, in line with evolving regulatory requirements and best practice. In line with this practice, GSK expects to continue to review and refine its reporting framework.

Core results exclude the following items in relation to our operations from Total results, together with the tax effects of all of these items:

●	amortisation of intangible assets (excluding computer software and capitalised development costs)
●	impairment of intangible assets (excluding computer software) and goodwill
●
major restructuring costs, which include impairments of tangible assets and computer software, (under specific Board approved programmes that are structural, of a significant scale and where the costs of individual or related projects exceed £25 million), including integration costs following material acquisitions

●	transaction-related accounting or other adjustments related to significant acquisitions
●
proceeds and costs of disposal of associates, products and businesses; significant settlement income; Significant legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations; other operating income other than royalty income, and other items including amounts reclassified from the foreign currency translation reserve to the income statement upon the liquidation of a subsidiary where the amount exceeds £25 million

Costs for all other ordinary course smaller scale restructuring and legal charges and expenses from operations are retained within both Total and Core results.

As Core results include the benefits of Major restructuring programmes but exclude significant costs (such as Significant legal, major restructuring and transaction items) they should not be regarded as a complete picture of the Group’s financial performance, which is presented in Total results. The exclusion of other Adjusting items may result in Core earnings being materially higher or lower than Total earnings. In particular, when significant impairments, restructuring charges and legal costs are excluded, Core earnings will be higher than Total earnings.

GSK has undertaken a number of Major restructuring programmes in response to significant changes in the Group’s trading environment or overall strategy or following material acquisitions. Within the Pharmaceuticals sector, the highly regulated manufacturing operations and supply chains and long lifecycle of the business mean that restructuring programmes, particularly those that involve the rationalisation or closure of manufacturing or R&D sites are likely to take several years to complete. Costs, both cash and non-cash, of these programmes are provided for as individual elements are approved and meet the accounting recognition criteria. As a result, charges may be incurred over a number of years following the initiation of a Major restructuring programme.

Significant legal charges and expenses are those arising from the settlement of litigation or government investigations that are not in the normal course and materially larger than more regularly occurring individual matters. They also include certain major legacy matters.

Reconciliations between Total and Core results, providing further information on the key Adjusting items, are set out on pages 19, 20, 22 and 23.

GSK provides earnings guidance to the investor community on the basis of Core results. This is in line with peer companies and expectations of the investor community, supporting easier comparison of the Group’s performance with its peers. GSK is not able to give guidance for Total results as it cannot reliably forecast certain material elements of the Total results, particularly the future fair value movements on contingent consideration and put options that can and have given rise to significant adjustments driven by external factors such as currency and other movements in capital markets.

ViiV Healthcare

ViiV Healthcare is a subsidiary of the Group and 100% of its operating results (turnover, operating profit, profit after tax) are included within the Group income statement.

Earnings are allocated to the three shareholders of ViiV Healthcare on the basis of their respective equity shareholdings (GSK 78.3%, Pfizer 11.7% and Shionogi 10%) and their entitlement to preferential dividends, which are determined by the performance of certain products that each shareholder contributed. As the relative performance of these products changes over time, the proportion of the overall earnings allocated to each shareholder also changes. In particular, the increasing proportion of sales of dolutegravir and cabotegravir-containing products has a favourable impact on the proportion of the preferential dividends that is allocated to GSK. Adjusting items are allocated to shareholders based on their equity interests. GSK was entitled to approximately 85% of the Total earnings and 83% of the Core earnings of ViiV Healthcare for 2024.

As consideration for the acquisition of Shionogi’s interest in the former Shionogi-ViiV Healthcare joint venture in 2012, Shionogi received the 10% equity stake in ViiV Healthcare and ViiV Healthcare also agreed to pay additional future cash consideration to Shionogi, contingent on the future sales performance of the products being developed by that joint venture, dolutegravir and cabotegravir. Under IFRS 3 ‘Business combinations’, GSK was required to provide for the estimated fair value of this contingent consideration at the time of acquisition and is required to update the liability to the latest estimate of fair value at each subsequent period end. The liability for the contingent consideration recognised in the balance sheet at the date of acquisition was £659 million. Subsequent remeasurements are reflected within other operating income/(expense) and within Adjusting items in the income statement in each period.

Cash payments to settle the contingent consideration are made to Shionogi by ViiV Healthcare each quarter, based on the actual sales performance and other income of the relevant products in the previous quarter. These payments reduce the balance sheet liability and hence are not recorded in the income statement. The cash payments made to Shionogi by ViiV Healthcare in the year ended 31 December 2024 were £1,190 million.

As the liability is required to be recorded at the fair value of estimated future payments, there is a significant timing difference between the charges that are recorded in the Total income statement to reflect movements in the fair value of the liability and the actual cash payments made to settle the liability.

Further explanation of the acquisition-related arrangements with ViiV Healthcare are set out on pages 84 and 85 of the Annual Report 2023.

Adjusting items

The reconciliations between Total results and Core results for 2024 and 2023 are set out below. Year ended 31 December 2024

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Trans- action- related £m	Significant legal, Divest- ments and other items £m	Core results £m

Turnover	31,376						31,376
Cost of sales	(9,048)	947		163	40	28	(7,870)

Gross profit	22,328	947		163	40	28	23,506

Selling, general and administration	(11,015)			160	2	1,879	(8,974)
Research and development	(6,401)	55	314	9			(6,023)
Royalty income	639						639
Other operating income/(expense)	(1,530)			21	1,839	(330)	–

Operating profit	4,021	1,002	314	353	1,881	1,577	9,148

Net finance expense	(547)			1		14	(532)
Share of after tax profit/(loss) of associates and joint venture	(3)						(3)
Profit/(loss) on disposal of interests in associates and joint ventures	6					(6)	–
Profit before taxation	3,477	1,002	314	354	1,881	1,585	8,613

Taxation	(526)	(208)	(63)	(80)	(311)	(274)	(1,462)
Tax rate %	15.1%						17.0%

Profit after taxation	2,951	794	251	274	1,570	1,311	7,151

Profit attributable to non-controlling interests	376				278		654

Profit/(loss) attributable to shareholders	2,575	794	251	274	1,292	1,311	6,497

	2,951	794	251	274	1,570	1,311	7,151

Earnings per share	63.2p	19.5p	6.1p	6.7p	31.7p	32.1p	159.3p

Weighted average number of shares (millions)	4,077						4,077

Year ended 31 December 2023

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Trans- action- related £m	Significant legal, Divest- ments and other items £m	Core results £m

Turnover	30,328						30,328
Cost of sales	(8,565)	647		164	13	25	(7,716)

Gross profit	21,763	647		164	13	25	22,612

Selling, general and administration	(9,385)			216	13	127	(9,029)
Research and development	(6,223)	72	398	2		1	(5,750)
Royalty income	953						953
Other operating income/(expense)	(363)				546	(183)	–

Operating profit	6,745	719	398	382	572	(30)	8,786

Net finance expense	(677)			1		7	(669)
Share of after tax profit/(loss) of associates and joint ventures	(5)						(5)
Profit/(loss) on disposal of interest in associates	1					(1)	–

Profit before taxation	6,064	719	398	383	572	(24)	8,112

Taxation	(756)	(154)	(94)	(83)	(100)	(70)	(1,257)
Tax rate %	12.5%						15.5%

Profit after taxation	5,308	565	304	300	472	(94)	6,855

Profit attributable to non-controlling interests	380				192		572
Profit/(loss) attributable to shareholders	4,928	565	304	300	280	(94)	6,283

	5,308	565	304	300	472	(94)	6,855
Earnings per share	121.6p	13.9p	7.5p	7.4p	6.9p	(2.2)p	155.1p
Weighted average number of shares (millions)	4,052						4,052

Adjusting items full year 2024

Major restructuring and integration

Total Major restructuring charges incurred in 2024 were £353 million (2023: £382 million), analysed as follows:

	2024			2023

	Cash £m	Non- cash £m	Total £m	Cash £m	Non- cash £m	Total £m

Separation restructuring programme	200	36	236	199	117	316
Significant acquisitions	59	1	60	65	1	66
Legacy programmes	48	9	57	(1)	1	-
	307	46	353	263	119	382

The Separation restructuring programme incurred cash charges of £200 million primarily from the restructuring of some commercial and administrative functions as well as Supply Chain. The non-cash charges of £36 million primarily reflected the write-down of assets in manufacturing locations.

The programme focussed on the separation of GSK into two separate companies and is now largely complete. The programme has delivered its target of £1.1 billion of annual savings, with total costs still expected at £2.4 billion, with slightly higher cash charges of £1.7 billion but lower non-cash charges of £0.7 billion.

Costs of significant acquisitions relate to integration costs of Sierra Oncology Inc. (Sierra) and Affinivax Inc. (Affinivax) which were acquired in Q3 2022, BELLUS Health Inc. (Bellus) acquired in Q2 2023 and Aiolos acquired in Q1 2024.

Cash charges of £48 million under Legacy programmes primarily arose from the divestment of the cephalosporins business.

Transaction-related adjustments

Transaction-related adjustments resulted in a net charge of £1,881 million (2023: £572 million net charge), the majority of which related to charges/(credits) for the remeasurement of contingent consideration liabilities, the liabilities for the Pfizer put option, and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

Charge/(credit)	2024 £m	2023 £m

Contingent consideration on former Shionogi-ViiV Healthcare joint Venture (including Shionogi preferential dividends)	1,533	934
ViiV Healthcare put options and Pfizer preferential dividends	67	(245)
Contingent consideration on former Novartis Vaccines business	206	(187)
Contingent consideration on acquisition of Affinivax	(22)	44
Other adjustments	97	26

Total transaction-related charges	1,881	572

The £1,533 million charge relating to the contingent consideration for the former Shionogi-ViiV Healthcare joint venture represented an increase in the valuation of the contingent consideration due to Shionogi, driven by £1,107 million from updated future sales forecasts and exchange rates, and the unwind of the discount for £426 million. The £67 million charge relating to the ViiV Healthcare put option and Pfizer preferential dividends represented an increase in the valuation of the put option primarily as a result of updated sales forecasts partly offset by higher preference dividends. The ViiV Healthcare contingent consideration liability is fair valued under IFRS. An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 18.

The £206 million charge relating to the contingent consideration on the former Novartis Vaccines business primarily related to changes to future sales forecasts.

The £22 million credit relating to the contingent consideration on the acquisition of Affinivax primarily related to updated milestone payment dates partly offset by the unwind of the discount.

Significant legal charges, Divestments, and other items

Significant legal charges in the full year primarily reflected the Q3 2024 charge of £1.8 billion ($2.3 billion) in relation to Zantac for the State Courts Settlement, the Qui Tam Settlement, and the remaining 7% of pending state court product liability cases, partially offset by reduced future legal costs.

Legal charges provide for all significant legal matters and are not broken out separately by litigation or investigation.

Divestments and other items primarily included other net income from milestones and dividends related to investments, as well as amounts reclassified from the foreign currency translation reserve to the income statement upon the liquidation of subsidiaries.

The reconciliations between Total results and Core results for Q4 2024 and Q4 2023 are set out below.

Three months ended 31 December 2024

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Trans- action- related £m	Significant legal, Divest- ments and other items £m	Core results £m

Turnover	8,117						8,117
Cost of sales	(2,559)	183		22		15	(2,339)

Gross profit	5,558	183		22		15	5,778

Selling, general and administration	(2,663)			35	1	(75)	(2,702)
Research and development	(2,031)	15	196	(1)			(1,821)
Royalty income	176						176
Other operating income/(expense)	(344)			16	417	(89)	–

Operating profit	696	198	196	72	418	(149)	1,431

Net finance expense	(139)					1	(138)
Profit/(loss) on disposal of interests in associates and joint ventures	6					(6)	–

Profit before taxation	563	198	196	72	418	(154)	1,293

Taxation	(62)	(36)	(35)	(11)	(11)	(19)	(174)
Tax rate %	11.0%						13.5%

Profit after taxation	501	162	161	61	407	(173)	1,119

Profit attributable to non-controlling interests	87				86		173

Profit/(loss) attributable to shareholders	414	162	161	61	321	(173)	946

	501	162	161	61	407	(173)	1,119

Earnings per share	10.1p	4.0p	3.9p	1.5p	7.9p	(4.2)p	23.2p

Weighted average number of shares (millions)	4,081						4,081

Three months ended 31 December 2023

	Total results £m	Intangible amort- isation £m	Intangible impair- ment £m	Major restruct- uring £m	Trans- action- related £m	Significant legal, Divest- ments and other items £m	Core results £m

Turnover	8,052						8,052
Cost of sales	(2,418)	170		67	13	5	(2,163)

Gross profit	5,634	170		67	13	5	5,889

Selling, general and administration	(2,678)			53	12	25	(2,588)
Research and development	(2,047)	14	249	(2)		2	(1,784)
Royalty income	235						235
Other operating income/(expense)	(571)				430	141	–

Operating profit	573	184	249	118	455	173	1,752

Net finance expense	(193)					2	(191)
Share of after tax profit/(loss) of associates and joint ventures	(1)						(1)
Profit before taxation	379	184	249	118	455	175	1,560

Taxation	19	(38)	(59)	(31)	(71)	(55)	(235)
Tax rate %	(5.0%)						15.1%
Profit after taxation	398	146	190	87	384	120	1,325

Profit attributable to non-controlling interests	48				104		152
Profit attributable to shareholders	350	146	190	87	280	120	1,173
	398	146	190	87	384	120	1,325

Earnings per share	8.6p	3.6p	4.7p	2.1p	6.9p	3.0p	28.9p

Weighted average number of shares (millions)	4,056						4,056

Adjusting items Q4 2024

Major restructuring and integration

Total Major restructuring charges incurred in Q4 2024 were £72 million (Q4 2023: £118 million), analysed as follows:

	Q4 2024			Q4 2023
	Cash £m	Non- cash £m	Total £m	Cash £m	Non- cash £m	Total £m

Separation restructuring programme	31	22	53	92	16	108
Significant acquisitions	9	–	9	11	–	11
Legacy programmes	1	9	10	(2)	1	(1)
	41	31	72	101	17	118

The Separation restructuring programme incurred cash charges of £31 million primarily from restructuring of some commercial and administrative functions as well as Global Supply Chain. The non-cash charges of £22 million primarily reflected the write down of assets in manufacturing locations.

Costs of significant acquisitions relate to integration costs of Sierra and Affinivax which were acquired in Q3 2022, Bellus acquired in Q2 2023 and Aiolos acquired in Q1 2024.

Transaction-related adjustments

Transaction-related adjustments resulted in a net charge of £418 million (Q4 2023: £455 million), the majority of which related to charges/(credits) for the remeasurement of contingent consideration liabilities, the liabilities for the Pfizer put option, and Pfizer and Shionogi preferential dividends in ViiV Healthcare.

Charge/(credit)	Q4 2024 £m	Q4 2023 £m
Contingent consideration on former Shionogi-ViiV Healthcare joint Venture (including Shionogi preferential dividends)	427	528
ViiV Healthcare put options and Pfizer preferential dividends	13	(42)
Contingent consideration on former Novartis Vaccines business	–	(53)
Contingent consideration on acquisition of Affinivax	(53)	(3)
Other adjustments	31	25

Total transaction-related charges	418	455

The £427 million charge relating to the contingent consideration for the former Shionogi-ViiV Healthcare joint venture represented an increase in the valuation of the contingent consideration due to Shionogi by £318 million driven by updated exchange rates, and the unwind of the discount for £109 million. The £13 million charge relating to the ViiV Healthcare put option and Pfizer preferential dividends represented updated exchange rates partly offset by a decrease in the valuation of the put option primarily as a result of updated forecasts. The ViiV Healthcare contingent consideration liability is fair valued under IFRS. An explanation of the accounting for the non-controlling interests in ViiV Healthcare is set out on page 18.

There was minimal adjustment in the quarter relating to the contingent consideration on the former Novartis Vaccines business primarily related to changes to future sales forecasts and the unwind of the discount being offset by updated exchange rates.

The £53 million credit relating to the contingent consideration on the acquisition of Affinivax primarily related to updated milestone payment dates partly offset by the unwind of the discount.

Significant legal charges, Divestments, and other items

Legal charges provide for all significant legal matters, including Zantac, and are not broken out separately by litigation or investigation.

Divestments and other items included other net income, including milestones and royalty income, and amounts reclassified from the foreign currency translation reserve to the income statement upon the liquidation of subsidiaries.

Financial information
Income statement

	2024 £m	2023 £m	Q4 2024 £m	Q4 2023 £m

TURNOVER	31,376	30,328	8,117	8,052

Cost of sales	(9,048)	(8,565)	(2,559)	(2,418)
Gross profit	22,328	21,763	5,558	5,634

Selling, general and administration	(11,015)	(9,385)	(2,663)	(2,678)
Research and development	(6,401)	(6,223)	(2,031)	(2,047)
Royalty income	639	953	176	235
Other operating income/(expense)	(1,530)	(363)	(344)	(571)

OPERATING PROFIT	4,021	6,745	696	573

Finance income	122	115	34	29
Finance expense	(669)	(792)	(173)	(222)
Share of after tax profit/(loss) of associates and joint ventures	(3)	(5)	–	(1)
Profit/(loss) on disposal of interests in associates and joint ventures	6	1	6	–

PROFIT BEFORE TAXATION	3,477	6,064	563	379

Taxation	(526)	(756)	(62)	19
Tax rate %	15.1%	12.5%	11.0%	(5.0%)

PROFIT AFTER TAXATION	2,951	5,308	501	398

Profit attributable to non-controlling interests	376	380	87	48
Profit/(loss) attributable to shareholders	2,575	4,928	414	350
	2,951	5,308	501	398

EARNINGS PER SHARE	63.2p	121.6p	10.1p	8.6p

Diluted earnings per share	62.2p	119.9p	10.0p	8.5p

Statement of comprehensive income

	2024 £m	2023 £m	Q4 2024 £m	Q4 2023 £m

Total profit for the period	2,951	5,308	501	398

Items that may be reclassified subsequently to income statement:
Exchange movements on overseas net assets and net investment hedges	(392)	(22)	(345)	65
Reclassification of exchange movements on liquidation or disposal of overseas subsidiaries and associates	(87)	(34)	(31)	(14)
Fair value movements on cash flow hedges	–	(1)	1	(2)
Cost of hedging	(4)	–	1	–
Deferred tax on fair value movements on cash flow hedges	1	1	2	2
Reclassification of cash flow hedges to income statement	4	4	–	-

	(478)	(52)	(372)	51

Items that will not be reclassified to income statement:
Exchange movements on overseas net assets of non-controlling interests	(4)	(25)	13	(8)
Fair value movements on equity investments	(100)	(244)	8	115
Tax on fair value movements on equity investments	17	14	11	(21)
Fair value movements on cash flow hedges	8	(40)	6	(6)
Remeasurement gains/(losses) on defined benefit plans	506	71	133	287
Tax on remeasurement losses/(gains) on defined benefit plans	(122)	(41)	(35)	(96)

	305	(265)	136	271

Other comprehensive income/(expense) for the period	(173)	(317)	(236)	322

Total comprehensive income for the period	2,778	4,991	265	720

Total comprehensive income for the period attributable to:
Shareholders	2,406	4,636	165	680
Non-controlling interests	372	355	100	40

	2,778	4,991	265	720

Balance sheet

	31 December 2024 £m	31 December 2023 £m
ASSETS
Non-current assets
Property, plant and equipment	9,227	9,020
Right of use assets	846	937
Goodwill	6,982	6,811
Other intangible assets	15,515	14,768
Investments in associates and joint ventures	96	55
Other investments	1,100	1,137
Deferred tax assets	6,757	6,049
Derivative instruments	1	–
Other non-current assets	1,942	1,584

Total non-current assets	42,466	40,361

Current assets
Inventories	5,669	5,498
Current tax recoverable	489	373
Trade and other receivables	6,836	7,385
Derivative financial instruments	109	130
Current equity investments	–	2,204
Liquid investments	21	42
Cash and cash equivalents	3,870	2,936
Assets held for sale	3	76

Total current assets	16,997	18,644

TOTAL ASSETS	59,463	59,005

LIABILITIES
Current liabilities
Short-term borrowings	(2,349)	(2,813)
Contingent consideration liabilities	(1,172)	(1,053)
Trade and other payables	(15,335)	(15,844)
Derivative financial instruments	(192)	(114)
Current tax payable	(703)	(500)
Short-term provisions	(1,946)	(744)

Total current liabilities	(21,697)	(21,068)

Non-current liabilities
Long-term borrowings	(14,637)	(15,205)
Corporation tax payable	–	(75)
Deferred tax liabilities	(382)	(311)
Pensions and other post-employment benefits	(1,864)	(2,340)
Other provisions	(589)	(495)
Contingent consideration liabilities	(6,108)	(5,609)
Other non-current liabilities	(1,100)	(1,107)

Total non-current liabilities	(24,680)	(25,142)

TOTAL LIABILITIES	(46,377)	(46,210)

NET ASSETS	13,086	12,795

EQUITY
Share capital	1,348	1,348
Share premium account	3,473	3,451
Retained earnings	7,796	7,239
Other reserves	1,054	1,309

Shareholders’ equity	13,671	13,347

Non-controlling interests	(585)	(552)

TOTAL EQUITY	13,086	12,795

Statement of changes in equity

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder’s equity £m	Non- controlling interests £m	Total equity £m

At 1 January 2024	1,348	3,451	7,239	1,309	13,347	(552)	12,795

Profit for the year			2,575		2,575	376	2,951
Other comprehensive income/(expense) for the year			(83)	(86)	(169)	(4)	(173)

Total comprehensive income/(expense) for the year			2,492	(86)	2,406	372	2,778

Distributions to non-controlling interests						(416)	(416)
Dividends to shareholders			(2,444)		(2,444)		(2,444)
Deconsolidation of former subsidiary					–	(2)	(2)
Realised after tax losses on disposal or liquidation of equity investments			14	(14)			–
Share of associates and joint ventures realised profit/(loss) on disposal of equity investments			52	(52)			–
Shares issued	–	20			20		20
Write-down on shares held by ESOP Trusts			(362)	362			–
Shares acquired by ESOP Trusts		2	457	(459)			–
Share-based incentive plans			344		344		344
Contributions from non-controlling interests						9	9
Changes to non-controlling interests					–	4	4
Hedging gain/loss after taxation transferred to non- financial assets				(6)	(6)		(6)
Tax on share-based incentive plans			4		4		4

At 31 December 2024	1,348	3,473	7,796	1,054	13,671	(585)	13,086

	Share capital £m	Share premium £m	Retained earnings £m	Other reserves £m	Share- holder’s equity £m	Non- controlling interests £m	Total equity £m

At 1 January 2023	1,347	3,440	4,363	1,448	10,598	(502)	10,096

Profit for the year			4,928	–	4,928	380	5,308
Other comprehensive income/(expense) for the year			(45)	(247)	(292)	(25)	(317)

Total comprehensive income/(expense) for the year			4,883	(247)	4,636	355	4,991

Distributions to non-controlling interests						(412)	(412)
Contributions from non-controlling interests						7	7
Dividends to shareholders			(2,247)		(2,247)		(2,247)
Realised after tax losses on disposal or liquidation of equity investments			(26)	26			–
Share of associates and joint ventures realised profit/(loss) on disposal of equity investments			(7)	7			–
Share issued	1	9			10		10
Write-down of shares held by ESOP Trusts			(324)	324			–
Shares acquired by ESOP Trusts		2	283	(285)			–
Share-based incentive plans			307		307		307
Hedging gain/(loss) after taxation transferred to non- financial assets				36	36		36
Tax on share-based incentive plans			7		7		7
At 31 December 2023	1,348	3,451	7,239	1,309	13,347	(552)	12,795

Cash flow statement year ended 31 December 2024

	2024 £m	2023 £m
Profit after tax	2,951	5,308
Tax on profits	526	756
Share of after tax loss/(profit) of associates and joint ventures	3	5
(Profit)/loss on disposal of interest in associates and joint ventures	(6)	(1)
Net finance expense	547	677
Depreciation, amortisation and other adjusting items	2,985	2,849
(Increase)/decrease in working capital	(175)	(1,233)
Contingent consideration paid	(1,235)	(1,134)
Increase/(decrease) in other net liabilities (excluding contingent consideration paid)	2,265	869
Cash generated from operations	7,861	8,096
Taxation paid	(1,307)	(1,328)
Total net cash inflow/(outflow) from operating activities	6,554	6,768

Cash flow from investing activities
Purchase of property, plant and equipment	(1,399)	(1,314)
Proceeds from sale of property, plant and equipment	65	28
Purchase of intangible assets	(1,583)	(1,030)
Proceeds from sale of intangible assets	131	12
Purchase of equity investments	(103)	(123)
Proceeds from sale of equity investments	2,356	1,832
Share transactions with non-controlling interests	(1)	–
Purchase of businesses, net of cash acquired	(805)	(1,457)
Investment in joint ventures and associates	(43)	–
Contingent consideration paid	(19)	(11)
Disposal of businesses	(18)	49
Interest received	138	115
(Increase)/decrease in liquid investments	21	72
Dividends from joint ventures and associates	15	11
Dividend and distributions from investments	16	220
Proceeds from disposal of associates and Joint ventures	–	1
Total net cash inflow/(outflow) from investing activities	(1,229)	(1,595)

Cash flow from financing activities
Issue of share capital	20	10
Repayment of long-term loans	(1,615)	(2,260)
Issue of long-term notes	1,075	223
Net increase/(decrease) in short-term loans	(811)	(333)
Increase in other short-term loans	266	–
Repayment of other short-term loans	(81)	–
Repayment of lease liabilities	(226)	(197)
Interest paid	(632)	(766)
Dividends paid to shareholders	(2,444)	(2,247)
Distribution to non-controlling interests	(416)	(412)
Contributions from non-controlling interests	9	7
Other financing items	129	334
Total net cash inflow/(outflow) from financing activities	(4,726)	(5,641)
Increase/(decrease) in cash and bank overdrafts in the year	599	(468)
Cash and bank overdrafts at beginning of year	2,858	3,425
Exchange adjustments	(54)	(99)
Increase/(decrease) in cash and bank overdrafts in the year	599	(468)
Cash and bank overdrafts at end of the year	3,403	2,858
Cash and bank overdrafts at end of year comprise:
Cash and cash equivalents	3,870	2,936
Overdrafts	(467)	(78)
	3,403	2,858

Sales tables

Vaccines turnover – year ended 31 December 2024

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
Shingles	3,364	(2)	1	1,494	(21)	(18)	917	1	3	953	45	52
Shingrix	3,364	(2)	1	1,494	(21)	(18)	917	1	3	953	45	52
Meningitis	1,437	14	18	662	9	12	483	12	14	292	35	43
Bexsero	1,010	19	23	364	17	20	472	13	16	174	44	56
Menveo	387	2	5	298	–	3	7	(42)	(42)	82	19	23
Other	40	29	32	–	–	–	4	–	–	36	33	37
RSV	590	(52)	(51)	503	(58)	(57)	33	>100	>100	54	35	42
Arexvy	590	(52)	(51)	503	(58)	(57)	33	>100	>100	54	35	42
Influenza	408	(19)	(16)	317	(15)	(12)	31	(21)	(18)	60	(36)	(33)
Fluarix, FluLaval	408	(19)	(16)	317	(15)	(12)	31	(21)	(18)	60	(36)	(33)
Established Vaccines	3,339	2	6	1,310	4	7	722	(3)	–	1,307	3	7
Infanrix, Pediarix	512	(8)	(5)	265	(9)	(6)	120	(1)	2	127	(11)	(6)
Boostrix	681	11	14	429	9	12	137	12	15	115	17	24
Hepatitis	692	13	17	389	16	19	190	7	10	113	15	19
Rotarix	587	(4)	(1)	172	(10)	(8)	123	4	7	292	(4)	1
Synflorix	226	(18)	(15)	–	–	–	11	(69)	(69)	215	(10)	(7)
Priorix, Priorix Tetra, Varilrix	323	22	26	39	>100	>100	122	(5)	(2)	162	35	40
Cervarix	72	(40)	(38)	–	–	–	14	(58)	(58)	58	(33)	(31)
Other	246	15	19	16	(36)	(36)	5	(17)	(33)	225	24	28
Vaccines ex COVID-19 solutions	9,138	(6)	(3)	4,286	(19)	(17)	2,186	3	5	2,666	17	23
Pandemic vaccines	–	(100)	(100)	–	–	–	–	(100)	(100)	–	(100)	(100)
Pandemic adjuvant	–	(100)	(100)	–	–	–	–	(100)	(100)	–	(100)	(100)
Vaccines	9,138	(7)	(4)	4,286	(19)	(17)	2,186	(3)	(1)	2,666	16	21

Vaccines turnover – three months ended 31 December 2024

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
Shingles	848	(7)	(4)	416	(14)	(13)	250	12	15	182	(9)	(5)
Shingrix	848	(7)	(4)	416	(14)	(13)	250	12	15	182	(9)	(5)
Meningitis	295	8	12	82	(17)	(16)	144	38	42	69	(1)	9
Bexsero	227	33	39	39	8	8	141	40	45	47	38	56
Menveo	50	(43)	(41)	43	(32)	(30)	2	(33)	(67)	5	(76)	(71)
Other	18	20	20	–	–	–	1	>100	>100	17	13	13
RSV	158	(70)	(69)	116	(77)	(76)	27	>100	>100	15	(55)	(48)
Arexvy	158	(70)	(69)	116	(77)	(76)	27	>100	>100	15	(55)	(48)
Influenza	105	11	14	73	38	42	17	(6)	–	15	(37)	(38)
Fluarix, FluLaval	105	11	14	73	38	42	17	(6)	–	15	(37)	(38)
Established Vaccines	806	5	8	298	20	22	180	(5)	(2)	328	(1)	3
Infanrix, Pediarix	122	(17)	(15)	59	(12)	(10)	33	(21)	(19)	30	(21)	(18)
Boostrix	149	5	8	92	18	21	33	10	13	24	(29)	(24)
Hepatitis	171	36	39	94	57	62	47	4	9	30	43	38
Rotarix	156	5	9	35	6	6	35	21	24	86	–	6
Synflorix	69	44	48	–	–	–	4	(56)	(56)	65	67	72
Priorix, Priorix Tetra, Varilrix	83	9	14	13	>100	>100	29	(6)	–	41	2	5
Cervarix	6	(40)	(40)	–	–	–	3	–	–	3	(57)	(57)
Other	50	(32)	(28)	5	(17)	(33)	(4)	>(100)	>(100)	49	(27)	(21)
Vaccines ex COVID-19 solutions	2,212	(14)	(11)	985	(29)	(27)	618	15	19	609	(7)	(3)
Pandemic vaccines	–	>(100)	>(100)	–	–	–	–	(100)	(100)	–	–	–
Pandemic adjuvant	–	>(100)	>(100)	–	–	–	–	(100)	(100)	–	–	–
Vaccines	2,212	(14)	(12)	985	(29)	(27)	618	13	17	609	(7)	(3)

Specialty Medicines turnover – year ended 31 December 2024

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
HIV	7,089	10	13	4,792	12	15	1,496	5	8	801	9	14
Dolutegravir products	5,599	4	7	3,536	3	6	1,316	2	4	747	7	12
Tivicay	1,350	(3)	1	781	(2)	–	252	(6)	(4)	317	–	5
Triumeq	1,325	(14)	(11)	942	(12)	(10)	222	(21)	(19)	161	(14)	(9)
Juluca	685	4	7	546	7	10	127	(7)	(4)	12	(14)	(7)
Dovato	2,239	23	27	1,267	23	26	715	18	20	257	43	50
Rukobia	161	38	41	149	35	39	8	14	14	4	>100	>100
Cabenuva	1,013	43	47	831	42	46	156	51	54	26	44	56
Apretude	279	87	93	270	81	87	–	–	–	9	–	–
Other	37	(40)	(37)	6	(68)	(68)	16	(30)	(26)	15	(25)	(20)
Respiratory/Immunology and Other	3,299	9	13	2,193	4	7	548	17	20	558	22	32
Nucala	1,784	8	12	970	(1)	2	450	17	20	364	24	34
Benlysta	1,490	10	14	1,222	9	12	115	16	19	153	19	27
Other	25	19	33	1	–	–	(17)	(21)	(21)	41	21	29
Oncology	1,410	93	98	1,000	>100	>100	337	17	19	73	59	72
Zejula	593	13	17	305	19	22	231	4	6	57	30	36
Blenrep	2	(94)	(94)	(3)	(50)	>(100)	5	(87)	(87)	–	–	–
Jemperli	467	>100	>100	382	>100	>100	74	>100	>100	11	>100	>100
Ojjaara/Omjjara	353	>100	>100	316	>100	>100	32	–	–	5	–	–
Other	(5)	>(100)	(100)	–	–	–	(5)	>(100)	>(100)	–	–	>100
Specialty Medicines ex COVID-19 solutions	11,798	16	19	7,985	18	21	2,381	9	12	1,432	15	23
Pandemic	12	(73)	(73)	10	–	10	1	(67)	(67)	1	(97)	>(100)
Xevudy	12	(73)	(73)	10	–	10	1	(67)	(67)	1	(97)	>(100)
Specialty Medicines	11,810	15	19	7,995	18	21	2,382	9	12	1,433	13	20

Specialty Medicines turnover – three months ended 31 December 2024

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
HIV	1,969	11	14	1,398	14	17	387	3	7	184	4	11
Dolutegravir products	1,516	5	8	1,016	7	10	335	1	5	165	(1)	7
Tivicay	343	(2)	1	215	1	3	62	(9)	(6)	66	(3)	3
Triumeq	346	(14)	(11)	260	(11)	(9)	50	(24)	(20)	36	(20)	(13)
Juluca	189	7	10	155	11	12	32	(3)	3	2	(50)	(25)
Dovato	638	24	27	386	28	31	191	15	19	61	24	33
Rukobia	51	46	46	45	32	35	2	–	–	4	>100	>100
Cabenuva	310	39	43	256	38	42	46	44	47	8	33	50
Apretude	84	62	65	81	56	60	–	–	–	3	–	–
Other	8	(56)	(50)	–	>(100)	(80)	4	(43)	(43)	4	(33)	(33)
Respiratory/Immunology and Other	910	5	9	623	–	2	139	11	15	148	31	42
Nucala	484	3	7	268	(8)	(7)	115	13	18	101	31	42
Benlysta	423	9	12	356	7	9	30	15	19	37	23	33
Other	3	–	33	(1)	>(100)	(26)	(6)	(100)	>(100)	10	67	83
Oncology	408	67	72	299	83	87	88	26	30	21	91	>100
Zejula	143	(6)	(3)	73	(14)	(12)	57	2	5	13	18	27
Blenrep	1	(83)	(83)	–	–	–	1	(83)	(83)	–	–	–
Jemperli	149	>100	>100	123	>100	>100	22	>100	>100	4	>100	>100
Ojjaara/Omjjara	118	>100	>100	103	>100	>100	11	–	–	4	–	–
Other	(3)	–	–	–	–	–	(3)	(50)	(50)	–	100	100
Specialty Medicines ex COVID-19 solutions	3,287	14	18	2,320	15	18	614	8	12	353	17	26
Pandemic	11	(15)	(15)	10	(9)	–	1	(50)	(50)	–	–	–
Xevudy	11	(15)	(15)	10	(9)	–	1	(50)	(50)	–	–	–
Specialty Medicines	3,298	14	17	2,330	15	18	615	8	12	353	17	26

General Medicines turnover – year ended 31 December 2024

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
Respiratory	7,213	6	10	3,869	12	16	1,423	1	4	1,921	(3)	4
Anoro Ellipta	572	3	6	258	(4)	(1)	221	15	17	93	(2)	5
Flixotide/Flovent	527	17	21	359	27	30	71	1	3	97	(1)	5
Relvar/Breo Ellipta	1,067	(3)	1	393	(10)	(7)	372	2	4	302	–	8
Seretide/Advair	1,057	(7)	(3)	364	7	10	219	(14)	(13)	474	(13)	(7)
Trelegy Ellipta	2,702	23	27	1,986	24	27	312	13	16	404	26	35
Ventolin	702	(6)	(3)	362	(10)	(7)	107	7	10	233	(6)	(1)
Other Respiratory	586	(6)	(1)	147	37	41	121	(15)	(13)	318	(15)	(9)
Other General Medicines	3,215	(5)	–	234	(16)	(14)	675	(7)	(5)	2,306	(4)	3
Augmentin	635	1	7	–	–	–	185	(1)	2	450	2	10
Lamictal	405	(7)	(3)	163	(16)	(13)	106	(5)	(3)	136	5	12
Other "Other General Medicines"	2,175	(7)	(1)	71	(17)	(16)	384	(10)	(8)	1,720	(5)	1
General Medicines	10,428	2	6	4,103	10	13	2,098	(1)	1	4,227	(3)	3

General Medicines turnover – three months ended 31 December 2024

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
Respiratory	1,806	3	7	957	5	7	368	2	5	481	2	9
Anoro Ellipta	147	(5)	(2)	66	(15)	(14)	57	12	14	24	(8)	4
Flixotide/Flovent	143	43	47	100	72	76	20	–	–	23	5	14
Relvar/Breo Ellipta	275	(9)	(5)	93	(28)	(26)	97	2	6	85	9	15
Seretide/Advair	259	(6)	(2)	91	17	18	53	(18)	(17)	115	(14)	(7)
Trelegy Ellipta	669	14	17	474	10	12	82	14	17	113	30	39
Ventolin	170	(14)	(11)	86	(24)	(21)	31	11	18	53	(7)	(4)
Other Respiratory	143	13	20	47	74	78	28	(10)	(3)	68	–	7
Other General Medicines	801	(3)	3	55	(17)	(18)	154	(14)	(11)	592	1	9
Augmentin	161	1	10	–	–	–	47	(4)	–	114	4	15
Lamictal	101	(6)	(3)	40	(18)	(16)	25	(11)	(7)	36	16	23
Other "Other General Medicines"	539	(4)	2	15	(12)	(24)	82	(20)	(17)	442	—	7
General Medicines	2,607	1	6	1,012	3	5	522	(4)	–	1,073	2	9

Commercial Operations turnover

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
Year ended 31 December 2024	31,376	3	7	16,384	4	6	6,666	2	4	8,326	5	11
Three months ended 31 December 2024	8,117	1	4	4,327	(1)	1	1,755	6	10	2,035	1	8

Commercial Operations turnover excluding COVID-19 solutions

	Total			US			Europe			International
		Growth			Growth			Growth			Growth
	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%	£m	£%	CER%
Year ended 31 December 2024	31,364	4	8	16,374	4	6	6,665	4	6	8,325	5	12
Three months ended 31 December 2024	8,106	1	4	4,317	(1)	1	1,754	6	10	2,035	1	8

Segment information

Operating segments are reported based on the financial information provided to the Chief Executive Officer and the responsibilities of the GSK Leadership Team (GLT). GSK reports results under two segments: Commercial Operations and Total R&D. Members of the GLT are responsible for each segment.

R&D investment is essential for the sustainability of the business. However, for segment reporting the Commercial operating profits exclude allocations of globally funded R&D.

The Total R&D segment is the responsibility of the Chief Scientific Officer and is reported as a separate segment. The operating costs of this segment includes R&D activities across Specialty Medicines, including HIV and Vaccines. It includes R&D and some SG&A costs relating to regulatory and other functions.

The Group’s management reporting process allocates intra-Group profit on a product sale to the market in which that sale is recorded, and the profit analyses below have been presented on that basis.

Adjusting items reconciling segment profit and operating profit comprise items not specifically allocated to segment profit. These include impairment and amortisation of intangible assets, major restructuring costs, which include impairments of tangible assets and computer software, transaction-related adjustments related to significant acquisitions, proceeds and costs of disposals of associates, products and businesses, Significant legal charges and expenses on the settlement of litigation and government investigations, other operating income other than royalty income, and other items including amounts reclassified from the foreign currency translation reserve to the income statement upon the liquidation of a subsidiary where the amount exceeds £25 million.

Turnover by segment
	2024 £m	2023 £m	Growth £%	Growth CER%

Commercial Operations (total turnover)	31,376	30,328	3	7

Operating profit by segment
	2024 £m	2023 £m	Growth £%	Growth CER%

Commercial Operations	15,335	14,656	5	9
Research and Development	(5,845)	(5,607)	4	7

Segment profit	9,490	9,049	5	11
Corporate and other unallocated costs	(342)	(263)

Core operating profit	9,148	8,786	4	11
Adjusting items	(5,127)	(2,041)

Total operating profit	4,021	6,745	(40)	(33)

Finance income	122	115
Finance costs	(669)	(792)
Share of after tax profit/(loss) of associates and joint ventures	(3)	(5)
Profit/(loss) on disposal of associates and joint ventures	6	1

Profit before taxation	3,477	6,064	(43)	(34)

Commercial Operations Core operating profit of £15,335 million grew in the full year driven by strong sales and favourable product and regional mix, as well as price and channel mix benefits and supply chain efficiencies, and a reversal of the Zejula royalty dispute legal provision in Q1 2024. This was partly offset by charges to drive future supply chain efficiencies, continued disciplined investment in growth assets and lower royalty income.

The R&D segment operating expense of £5,845 million grew in the full year driven by continued spend across the portfolio, and increased investment in Specialty Medicines including camlipixant, bepirovirsen and Benlysta, as well as the long acting TSLP asset acquired as part of the Aiolos acquisition. In Oncology, increased investment in Jemperli and ADC assets was offset by investment decreases following the launches of Ojjaara and progression to completion of Zejula studies. In HIV investment on long-acting medicines continued, and in Vaccines, pneumococcal (MAPS) and mRNA continued to drive investment.

Turnover by segment
	Q4 2024 £m	Q4 2023 £m	Growth £%	Growth CER%

Commercial Operations (total turnover)	8,117	8,052	1	4

Operating profit by segment
	Q4 2024 £m	Q4 2023 £m	Growth £%	Growth CER%

Commercial Operations	3,323	3,612	(8)	(4)
Research and Development	(1,790)	(1,731)	3	5

Segment profit	1,533	1,881	(19)	(12)
Corporate and other unallocated costs	(102)	(129)

Core operating profit	1,431	1,752	(18)	(10)
Adjusting items	(735)	(1,179)

Total operating profit	696	573	21	54

Finance income	34	29
Finance costs	(173)	(222)
Share of after tax profit/(loss) of associates and joint ventures	–	(1)
Profit/(loss) on disposal of associates and joint ventures	6	–

Profit before taxation	563	379	49	97

Commercial Operations Core operating profit of £3,323 million declined in the quarter. Strong Specialty Medicines sales performance, favourable product and regional mix as well as price and channel mix benefits were more than offset by charges to drive future supply chain efficiencies, continued disciplined investment in growth assets and lower royalty income.

The R&D segment operating expense of £1,790 million in the quarter reflected increased investment in Oncology, driven by ADC assets, Blenrep and Jemperli, and Specialty Medicines, driven by camlipixant and the long acting TSLP asset acquired as part of the Aiolos acquisition. This was partly offset by decreased investment in Vaccines reflecting the launch of Arexvy and timing of meningitis and mRNA studies.

Legal matters

The Group is involved in significant legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust, consumer fraud and governmental investigations, which are more fully described in the ‘Legal Proceedings’ note in the Annual Report 2023. At 31 December 2024, the Group’s aggregate provision for legal and other disputes (not including tax matters described on page 9) was £1,446 million (31 December 2023: £267 million).

The Group may become involved in significant legal proceedings in respect of which it is not possible to meaningfully assess whether the outcome will result in a probable outflow, or to quantify or reliably estimate the liability, if any, that could result from ultimate resolution of the proceedings. In these cases, the Group would provide appropriate disclosures about such cases, but no provision would be made.

The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations. The Group’s position could change over time, and, therefore, there can be no assurance that any losses that result from the outcome of any legal proceedings will not exceed by a material amount the amount of the provisions reported in the Group’s financial accounts.

Significant legal developments since the date of the Q3 2024 results:

Product Liability

Zantac

As previously disclosed, on 9 October 2024 GSK reached agreements to resolve 93% (approximately 80,000 claimants) of the Zantac state court product liability cases pending against GSK in the United States. Since that time, the vast majority of the remaining cases have been resolved or been dismissed such that less than 1% of the state court cases remain. GSK is in negotiations with plaintiffs’ counsel on the remaining cases, including two cases in Nevada state court with trials scheduled in 2026. The trial in the Mayor & City of Baltimore action remains scheduled to begin 1 June 2026.

GSK’s appeal of the Delaware Superior Court’s decision allowing Plaintiffs to present expert evidence of general causation on all ten cancer types to a jury remains pending. As previously disclosed, approximately 14,000 product liability cases were dismissed following the grant of defendants’ Daubert motions in December 2022 in the Federal MDL proceeding. These are now on appeal by the plaintiffs to the United States Court of Appeals for the Eleventh Circuit, along with appeals in the medical monitoring and consumer class action cases. GSK remains confident in its position and will continue to vigorously defend against those appeals.

Intellectual Property

mRNA

On 2 January 2025, Acuitas Therapeutics Inc. filed a declaratory judgment complaint against GSK, seeking judgment that COMIRNATY® does not infringe five GSK patents. Acuitas also seeks a ruling that the patents are invalid. GSK is preparing its response.

RSV

On 7 October 2024, the London High Court ruled in Pfizer’s favour and invalidated two of GSK’s patents relating to RSV vaccine technology. The Court held a hearing on 13 December 2024 at which GSK sought the Court’s permission to appeal its 7 October 2024 ruling. On 16 January 2025, the Court issued a decision refusing permission to appeal. GSK is seeking permission to appeal from the Court of Appeal. Additional decisions are expected in the Netherlands at any time.

On 14 November 2024, GSK amended its complaint in the United States to add an additional patent to the case. Trial remains scheduled for 3 August 2026.

Returns to shareholders

Quarterly dividends

The Board has declared a fourth interim dividend for Q4 2024 of 16p per share (Q4 2023: 16p per share).

Dividends remain an essential component of total shareholder return and GSK recognises the importance of dividends to shareholders. On 23 June 2021, at the GSK Investor Update, GSK set out that from 2022 a progressive dividend policy will be implemented guided by a 40 to 60 per cent pay-out ratio through the investment cycle. Consistent with this, GSK has declared a dividend of 16p for Q4 2024 and 61p per share for full year 2024. The expected dividend for 2025 is 64p per share. In setting its dividend policy, GSK considers the capital allocation priorities of the Group and its investment strategy for growth alongside the sustainability of the dividend.

Payment of dividends

The equivalent interim dividend receivable by ADR holders will be calculated based on the exchange rate on 8 April 2025. An annual fee of $0.03 per ADS (or $0.0075 per ADS per quarter) is charged by the Depositary. The ex-dividend and record dates will be 21 February 2025 with a payment date of 10 April 2025.

	Paid/ Payable	Pence per share	£m

2024
First interim	11 July 2024	15	612
Second interim	10 October 2024	15	612
Third interim	9 January 2025	15	612
Fourth interim	10 April 2025	16	653

		61	2,489
2023
First interim	13 July 2023	14	567
Second interim	12 October 2023	14	568
Third interim	11 January 2024	14	568
Fourth interim	11 April 2024	16	652

		58	2,355

Share capital in issue

At 31 December 2024, 4,081 million shares (2023: 4,056 million) were in free issue (excluding Treasury shares and shares held by the ESOP Trusts). No Treasury shares have been repurchased since 2014. GSK expects to implement a £2 billion share buyback programme over the next 18 months. The company issued 2.2 million shares under employee share schemes for net proceeds of £20 million (2023: £10 million).

At 31 December 2024, the ESOP Trusts held 64.3 million shares of GSK shares, of which 63.7 million were held for the future exercise of share options and share awards and 0.6 million were held for the Executive Supplemental Savings plan. The carrying value of £397 million has been deducted from other reserves. The market value of these shares was £866 million.

At 31 December 2024, the company held 169 million Treasury shares at a cost of £2,958 million which has been deducted from retained earnings.

Weighted average number of shares

The numbers of shares used in calculating basic and diluted earnings per share are reconciled below:

Weighted average number of shares
	2024 millions	2023 millions	Q4 2024 millions	Q4 2023 millions

Weighted average number of shares – basic	4,077	4,052	4,081	4,056
Dilutive effect of share options and share awards	65	59	64	60

Weighted average number of shares – diluted	4,142	4,111	4,145	4,116

Additional information

Accounting policies and basis of preparation

This unaudited Results Announcement contains condensed financial information for the year-end and three months ended 31 December 2024 and should be read in conjunction with the Annual Report 2023, which was prepared in accordance with United Kingdom adopted International Financial Reporting Standards. This Results Announcement has been prepared applying consistent accounting policies to those applied by the Group in the Annual Report 2023.

The Group has not identified any changes to its key sources of accounting judgements or estimations of uncertainty compared with those disclosed in the Annual Report 2023.

This Results Announcement does not constitute statutory accounts of the Group within the meaning of sections 434(3) and 435(3) of the Companies Act 2006. The full Group accounts for 2023 were published in the Annual Report 2023, which has been delivered to the Registrar of Companies and on which the report of the independent auditor was unqualified and did not contain a statement under section 498 of the Companies Act 2006.

Exchange rates

GSK operates in many countries and earns revenues and incurs costs in many currencies. The results of the Group, as reported in Sterling, are affected by movements in exchange rates between Sterling and other currencies. Average exchange rates, as modified by specific transaction rates for large transactions, prevailing during the period, are used to translate the results and cash flows of overseas subsidiaries, associates and joint ventures into Sterling. Period-end rates are used to translate the net assets of those entities. The currencies which most influenced these translations and the relevant exchange rates were:

	2024	2023	Q4 2024	Q4 2023

Average rates:
US$/£	1.28	1.24	1.27	1.25
Euro/£	1.18	1.15	1.20	1.15
Yen/£	193	175	195	183

Period-end rates:
US$/£	1.25	1.27	1.25	1.27
Euro/£	1.20	1.15	1.20	1.15
Yen/£	197	180	197	180

Contingent liabilities

There were contingent liabilities at 31 December 2024 in respect of arrangements entered into as part of the ordinary course of the Group’s business. No material losses are expected to arise from such contingent liabilities. Provision is made for the outcome of legal and tax disputes where it is both probable that the Group will suffer an outflow of funds and it is possible to make a reliable estimate of that outflow. Descriptions of the Significant legal disputes to which the Group is a party are set out on page 35, and pages 263 to 266 of the 2023 Annual Report.

Net assets

The book value of net assets increased by £291 million from £12,795 million at 31 December 2023 to £13,086 million at 31 December 2024. This primarily reflected contribution from Total comprehensive income for the period partly offset by dividends paid to shareholders.

At 31 December 2024, the net deficit on the Group’s pension plans was £103 million compared with £763 million at 31 December 2023. This decrease in the net deficit is primarily due to an increase in the UK and US discount rates, and pension contributions.

The estimated present value of the potential redemption amount of the Pfizer put option related to ViiV Healthcare, recorded in Other payables in Current liabilities, was £915 million (31 December 2023: £848 million).

Contingent consideration amounted to £7,280 million at 31 December 2024 (31 December 2023: £6,662 million), of which £6,061 million (31 December 2023: £5,718 million) represented the estimated present value of amounts payable to Shionogi relating to ViiV Healthcare, £575 million (31 December 2023: £424 million) represented the estimated present value of contingent consideration payable to Novartis related to the Vaccines acquisition, £502 million (31 December 2023: £516 million) represented the estimated present value of contingent consideration payable in relation to Affinivax, and £130 million (31 December 2023: £nil) represented the estimated present value of contingent consideration payable in relation to the Aiolos acquisition. Of the contingent consideration payable to Shionogi at 31 December 2024, £1,127 million (31 December 2023: £1,017 million) is expected to be paid within one year.

Movements in contingent consideration are as follows:

2024	ViiV Healthcare £m	Group £m

Contingent consideration at beginning of the period	5,718	6,662
Additions	–	104
Remeasurement through income statement and other movements	1,533	1,768
Cash payments: operating cash flows	(1,190)	(1,235)
Cash payments: investing activities	–	(19)

Contingent consideration at end of the period	6,061	7,280

2023	ViiV Healthcare £m	Group £m

Contingent consideration at beginning of the period	5,890	7,068
Remeasurement through income statement and other movements	934	739
Cash payments: operating cash flows	(1,106)	(1,134)
Cash payments: investing activities	–	(11)

Contingent consideration at end of the period	5,718	6,662

The liabilities for the Pfizer put option and the contingent consideration at 31 December 2024 have been calculated based on the period-end exchange rates, primarily US$1.25/£1 and €1.20/£1. Sensitivity analyses for the Pfizer put option and each of the largest contingent consideration liabilities are set out below for the following scenarios:

Increase/(decrease) in financial liability and loss/(gain) in Income statement	ViiV Healthcare put option £m	Shionogi-ViiV Healthcare contingent consideration £m	Novartis Vaccines contingent consideration £m	Affinivax contingent consideration £m

10% increase in sales forecasts*	92	573	83	n/a
15% increase in sales forecasts*	139	857	125	n/a
10% decrease in sales forecasts*	(92)	(572)	(83)	n/a
15% decrease in sales forecasts*	(138)	(856)	(125)	n/a
1% (100 basis points) increase in discount rate	(22)	(180)	(38)	(14)
1.5% (150 basis points) increase in discount rate	(32)	(267)	(55)	(20)
1% (100 basis points) decrease in discount rate	23	194	43	14
1.5% (150 basis points) decrease in discount rate	34	298	67	21
10 cent appreciation of US Dollar	62	431	14	43
15 cent appreciation of US Dollar	97	677	22	68
10 cent depreciation of US Dollar	(53)	(368)	(12)	(37)
15 cent depreciation of US Dollar	(76)	(533)	(17)	(54)
10 cent appreciation of Euro	20	77	22	n/a
15 cent appreciation of Euro	31	123	35	n/a
10 cent depreciation of Euro	(17)	(65)	(19)	n/a
15 cent depreciation of Euro	(24)	(95)	(27)	n/a
10% increase in probability of milestone success	n/a	n/a	22	73
10% decrease in probability of milestone success	n/a	n/a	(11)	(73)

*	The sales forecast is for ViiV Healthcare sales only in respect of the ViiV Healthcare put option and the Shionogi-ViiV Healthcare contingent consideration.

Business acquisitions

On 9 January 2024, GSK announced it had entered into an agreement to acquire 100% of Aiolos Bio, Inc. (Aiolos), a clinical stage biopharmaceutical company focused on addressing the unmet treatment needs of patients with certain respiratory and inflammatory conditions, for a total consideration of US$1,004 million (£800 million) as adjusted for working capital acquired paid upon closing and up to US$400 million (£319 million) in certain success-based regulatory milestone payments. The estimated fair value of the contingent consideration payable was US$120 million (£96 million). In addition, GSK will also be responsible for success-based milestone payments as well as tiered royalties owed to Jiangsu Hengrui Pharmaceuticals Co. Ltd. (Hengrui). The acquisition completed on 14 February 2024.

Goodwill of £191 million has been recognised. The goodwill represents specific synergies available to GSK from the business combination. The goodwill has been allocated to the Group’s R&D segment.

The fair values of the net assets acquired, including goodwill, are as follows:

£m
Net assets acquired:
Intangible assets	886
Cash and cash equivalents	23
Other net liabilities	(16)
Deferred tax liabilities	(188)
705
Goodwill	191
Total consideration	896

As at 31 December 2024, the present value of the contingent consideration payable was £130 million.

On 6 June 2024, GSK announced that it had acquired Elsie Biotechnologies, a San Diego-based private biotechnology company dedicated to unlocking the full potential of oligonucleotide therapeutics, for a total cash consideration of up to US$51 million (approximately £40 million). The acquisition is accounted for as a business combination but is not considered a significant acquisition for the Group. This agreement was not subject to closing conditions and the acquisition has been completed.

Net debt information

Reconciliation of cash flow to movements in net debt

	2024 £m	2023 £m
Total Net debt at beginning of the period	(15,040)	(17,197)
Increase/(decrease) in cash and bank overdrafts	599	(468)
Increase/(decrease) in liquid investments	(21)	(72)
Repayment of long-term loans(1)	1,615	2,260
Issue of long-term notes	(1,075)	(223)
Net (increase)/decrease in short-term loans	811	333
Increase in other short-term loans(2)	(266)	–
Repayment of other short-term loans(2)	81	–
Repayment of lease liabilities	226	197
Net debt of subsidiary undertakings acquired	–	50
Exchange adjustments	117	554
Other non-cash movements	(142)	(474)
(Increase)/decrease in net debt	1,945	2,157
Total Net debt at end of the period	(13,095)	(15,040)

(1)
Repayment of long-term loans for 2024 of £1,615 million (2023 : £2,260 million) includes the current portion of long-term borrowings of £1,615 million (2023: £2,116 million) which was classified as short term borrowing on the balance sheet and previously presented as repayment of short-term loans.

(2)	Other short-term loans include bank loans presented within short-term borrowings on the balance sheet, with an initial maturity of greater than three months.

Net debt analysis

	31 December 2024 £m	31 December 2023 £m
Liquid investments	21	42
Cash and cash equivalents	3,870	2,936
Short-term borrowings	(2,349)	(2,813)
Long-term borrowings	(14,637)	(15,205)
Total Net debt at the end of the period	(13,095)	(15,040)

Free cash flow reconciliation

	2024 £m	2023 £m	Q4 2024 £m	Q4 2023 £m

Net cash inflow/(outflow) from operating activities	6,554	6,768	2,329	3,196
Purchase of property, plant and equipment	(1,399)	(1,314)	(544)	(486)
Proceeds from sale of property, plant and equipment	65	28	61	7
Purchase of intangible assets	(1,583)	(1,030)	(591)	(297)
Proceeds from disposals of intangible assets	131	12	5	–
Net finance costs	(494)	(651)	(200)	(254)
Dividends from associates and joint ventures	15	12	–	11
Contingent consideration paid (reported in investing activities)	(19)	(11)	(8)	(4)
Distributions to non-controlling interests	(416)	(412)	(128)	(78)
Contributions from non-controlling interests	9	7	–	–

Free cash inflow/(outflow)	2,863	3,409	924	2,095

Reconciliation of Total Operating Profit to Core EBITDA

The Total net debt/Core EBITDA ratio is disclosed solely for the purpose of demonstrating a leverage ratio that is used by analysts, investors and other stakeholders and which assesses the strength of the balance sheet. It is calculated at the end of the financial reporting year.

	2024 £m	2023 £m
Total Operating profit	4,021	6,745
Adjusting items	5,127	2,041
Core Operating profit	9,148	8,786

Including:
Share of after tax profit/(loss) of associates and joint venture	(3)	(5)
Excluding:
Core depreciation	1,096	1,081
Core amortisation	452	493

Core EBITDA	10,693	10,355

Total Net debt to Core EBITDA ratio

	2024 £m	2023 £m
Total Net debt	13,095	15,040
Core EBITDA	10,693	10,355
Total Net debt to Core EBITDA ratio	1.2	1.5

Post balance sheet event

On 13 January 2025, GSK announced it had entered into an agreement to acquire IDRx, Inc. (IDRx) a clinical-stage biopharmaceutical company dedicated to transforming cancer care with intelligently designed precision therapies. The acquisition includes lead molecule, IDRX-42, a highly selective investigational small molecule tyrosine kinase inhibitor (TKI) being developed as a first- and second-line therapy for the treatment of gastrointestinal stromal tumours.

GSK will acquire all of the outstanding equity interests (including all options and other incentive equity) in IDRx for up to US$1.15 billion of total cash consideration, comprising an upfront payment of US$1 billion with potential for an additional US$150 million success-based regulatory approval milestone payment. GSK will also be responsible for success-based milestone payments as well as tiered royalties for IDRX-42 owed to Merck KGaA, Darmstadt, Germany. The transaction is subject to customary conditions, including applicable regulatory agency clearances under the Hart-Scott-Rodino Act in the US and is expected to close in the first quarter of 2025.

Related party transactions

Details of GSK’s related party transactions are disclosed on page 235 of our 2023 Annual Report.

R&D commentary

Pipeline overview

Medicines and vaccines in phase III development (including major lifecycle innovation or under regulatory review)	19	Respiratory, Immunology and Inflammation (6)
		●	Nucala (anti-IL5 biologic) chronic obstructive pulmonary disease
●
depemokimab (ultra long-acting anti-IL5 biologic) severe eosinophilic asthma, eosinophilic granulomatosis with polyangiitis (EGPA), chronic rhinosinusitis with nasal polyps (CRSwNP), hyper-eosinophilic syndrome (HES)

		●	latozinemab (AL001, anti-sortilin) frontotemporal dementia
		●	camlipixant (P2X3 receptor antagonist) refractory chronic cough
		●	Ventolin (salbutamol, Beta 2 adrenergic receptor agonist) asthma
		●	linerixibat (IBATi) cholestatic pruritus in primary biliary cholangitis
Oncology (5)
		●	Blenrep (anti-BCMA ADC) multiple myeloma
		●	Jemperli (anti-PD-1) 1L endometrial cancer, colon cancer, rectal cancer, head and neck cancer
		●	Zejula (PARP inhibitor) 1L ovarian and non-small cell lung cancer, glioblastoma
		●	belrestotug (anti-TIGIT) 1L non-small cell lung cancer
		●	cobolimab (anti-TIM-3) 2L non-small cell lung cancer
Infectious Diseases (8)
		●	Arexvy (RSV vaccine) RSV adults (18-49 years of age at increased risk (AIR) and 18+ immunocompromised)
		●	gepotidacin (bacterial topoisomerase inhibitor) uncomplicated urinary tract infection and urogenital gonorrhoea
		●	bepirovirsen (HBV ASO) hepatitis B virus
		●	Bexsero (meningococcal B vaccine) infants (US)
		●	MenABCWY (gen 1) vaccine candidate
		●	tebipenem pivoxil (antibacterial carbapenem) complicated urinary tract infection
		●	ibrexafungerp (antifungal glucan synthase inhibitor) invasive candidiasis
		●	GSK4178116 (varicella vaccine) varicella new strain individuals 12 months of age and older
Total medicines and vaccines in all phases of clinical development	71
Total projects in clinical development (inclusive of all phases and indications)	90

Therapy area updates

The following provides updates on key medicines and vaccines by therapy area that will help drive growth for GSK to meet its future outlooks.

Respiratory, Immunology and Inflammation

camlipixant (P2X3 receptor antagonist)

Camlipixant (BLU-5937) is an investigational, highly selective oral P2X3 antagonist currently in development for first-line treatment of adult patients suffering from refractory chronic cough (RCC). The CALM phase III development programme to evaluate the efficacy and safety of camlipixant for use in adults with RCC is ongoing.

Trial name (population)	Phase	Design	Timeline	Status
CALM-1 (refractory chronic cough) NCT05599191	III
A 52-week, randomised, double-blind, placebo-controlled, parallel-arm efficacy and safety trial with open-label extension of camlipixant in adult participants with refractory chronic cough, including unexplained chronic cough
			Trial start: Q4 2022	Recruiting
CALM-2 (refractory chronic cough) NCT05600777	III
A 24-week, randomised, double-blind, placebo-controlled, parallel-arm efficacy and safety trial with open-label extension of camlipixant in adult participants with refractory chronic cough, including unexplained chronic cough
			Trial start: Q1 2023	Recruiting

depemokimab (long acting anti-IL5)

Depemokimab is in late-stage development in a range of IL-5 mediated conditions including asthma with type 2 inflammation, chronic rhinosinusitis with nasal polyps (CRSwNP), hypereosinophilic syndrome (HES) and eosinophilic granulomatosis with polyangiitis (EGPA). It is the first ultra-long-acting biologic engineered to have an extended half-life and high binding affinity and potency for IL-5, enabling six-month dosing intervals in phase III clinical trials.

Positive phase III data from the pivotal SWIFT-1 and SWIFT-2 trials in asthma with type 2 inflammation and the ANCHOR-1 and ANCHOR-2 trials in patients with CRSwNP are being used to support regulatory filings in major markets.

Regulatory submissions seeking approval for the use of depemokimab in patients with asthma with type 2 inflammation and in patients with CRSwNP, have been accepted by the health authorities in the EU, China and Japan. Regulatory acceptance is expected in the US in Q1 2025 with submissions in other markets expected to progress through the year.

Key phase III trials for depemokimab:

Trial name (population)	Phase	Design	Timeline	Status
SWIFT-1 (severe eosinophilic asthma) NCT04719832	III
A 52-week, randomised, double-blind, placebo-controlled, parallel-group, multi-centre trial of the efficacy and safety of depemokimab adjunctive therapy in adult and adolescent participants with severe uncontrolled asthma with an eosinophilic phenotype
			Trial start: Q1 2021 Data reported: Q2 2024	Completed; primary endpoint met
SWIFT-2 (severe eosinophilic asthma) NCT04718103	III
A 52-week, randomised, double-blind, placebo-controlled, parallel-group, multi-centre trial of the efficacy and safety of depemokimab adjunctive therapy in adult and adolescent participants with severe uncontrolled asthma with an eosinophilic phenotype
			Trial start: Q1 2021 Data reported: Q2 2024	Completed; primary endpoint met
AGILE (SEA) NCT05243680	III (exten sion)
A 52-week, open label extension phase of SWIFT-1 and SWIFT-2 to assess the long-term safety and efficacy of depemokimab adjunctive therapy in adult and adolescent participants with severe uncontrolled asthma with an eosinophilic phenotype
			Trial start: Q1 2022	Active, not recruiting
NIMBLE (SEA) NCT04718389	III
A 52-week, randomised, double-blind, double-dummy, parallel group, multi-centre, non-inferiority trial assessing exacerbation rate, additional measures of asthma control and safety in adult and adolescent severe asthmatic participants with an eosinophilic phenotype treated with depemokimab compared with mepolizumab or benralizumab
			Trial start: Q1 2021	Active, not recruiting
ANCHOR-1 (chronic rhinosinusitis with nasal polyps; CRSwNP) NCT05274750	III	Efficacy and safety of depemokimab in participants with CRSwNP	Trial start: Q2 2022 Data reported: Q3 2024	Complete; primary endpoint met
ANCHOR-2 (CRSwNP) NCT05281523	III	Efficacy and safety of depemokimab in participants with CRSwNP	Trial start: Q2 2022 Data reported: Q3 2024	Complete; primary endpoint met
OCEAN (eosinophilic granulomatosis with polyangiitis; EGPA) NCT05263934	III	Efficacy and safety of depemokimab compared with mepolizumab in adults with relapsing or refractory EGPA	Trial start: Q3 2022	Recruiting
DESTINY (hyper-eosinophilic syndrome; HES) NCT05334368	III	A 52-week, randomised, placebo-controlled, double-blind, parallel group, multicentre trial of depemokimab in adults with uncontrolled HES receiving standard of care (SoC) therapy	Trial start: Q3 2022	Recruiting

Nucala (mepolizumab)

Nucala is a first in class anti-IL-5 biologic and the only treatment approved for use in the US and Europe across four IL-5 medicated conditions: severe asthma with an eosinophilic phenotype, EGPA, HES and CRSwNP.

In September 2024, positive results from MATINEE, a phase III trial investigating Nucala in patients with chronic obstructive pulmonary disease (COPD) were announced. MATINEE met its primary endpoint with the addition of Nucala to inhaled maintenance therapy showing a statistically significant and clinically meaningful reduction in the annualised rate of moderate/severe exacerbations versus placebo, with patients treated for up to 104 weeks.

Publication of the full results of MATINEE is expected in Q1 2025. The US FDA has accepted these data for review as part of the regulatory process to grant an indication for the use of Nucala in patients with COPD. Further submissions are planned in 2025.

Key trials for Nucala:

Trial name (population)	Phase	Design	Timeline	Status
MATINEE (chronic obstructive pulmonary disease; COPD) NCT04133909	III
A multicentre randomised, double-blind, parallel-group, placebo-controlled trial of mepolizumab 100 mg subcutaneously as add-on treatment in participants with COPD experiencing frequent exacerbations and characterised by eosinophil levels
			Trial start: Q4 2019 Data reported: Q3 2024	Complete; primary endpoint met

Oncology

Blenrep (belantamab mafodotin)

GSK is pursuing regulatory approvals worldwide for Blenrep combinations for the treatment of relapsed or refractory multiple myeloma based on positive results from the phase III head-to-head DREAMM-7 and DREAMM-8 trials.

In November 2024, GSK announced positive overall survival (OS) results from the DREAMM-7 trial evaluating a belantamab mafodotin combination regimen compared to a standard-of-care daratumumab combination regimen in relapsed or refractory multiple myeloma. Full results, presented at the American Society of Hematology (ASH) Annual Meeting in December, showed a significant overall survival benefit for the belantamab mafodotin combination, with a 42% reduction in the risk of death versus standard of care.

Based on these data the US FDA has accepted for review a Biologics License Application for belantamab mafodotin in combinations with bortezomib plus dexamethasone (BorDex [BVd]) and pomalidomide plus dexamethasone (PomDex [BPd]) for the treatment of patients with multiple myeloma who have received at least one prior line of therapy. The US FDA has assigned a Prescription Drug User Fee Act action date of 23 July 2025.

A new drug application also was accepted for priority review in China in December 2024 for BVd as a treatment for relapsed or refractory multiple myeloma based on the results of DREAMM-7. The National Medical Products Administration of China also previously granted Breakthrough Therapy Designation for the BVd combination, a designation intended to expedite development of investigational drugs with potential for substantial improvement over available therapies.

GSK continues to explore the potential for belantamab mafodotin to help address unmet need for patients with multiple myeloma, in early treatment lines and in combination with novel therapies and standard of care treatments. In Q4 2024, GSK initiated DREAMM-10, a phase III trial evaluating belantamab mafodotin plus lenalidomide and dexamethasone (BRd) versus daratumumab plus lenalidomide and dexamethasone (DRd) in patients with newly diagnosed transplant ineligible multiple myeloma.

Key phase III trials for Blenrep:

Trial name (population)	Phase	Design	Timeline	Status
DREAMM-7 (2L+ multiple myeloma; MM) NCT04246047	III
A multi-centre, open-label, randomised trial to evaluate the efficacy and safety of the combination of belantamab mafodotin, bortezomib, and dexamethasone (B-Vd) compared with the combination of daratumumab, bortezomib and dexamethasone (D-Vd) in participants with relapsed/refractory multiple myeloma
			Trial start: Q2 2020 Primary data reported: Q4 2023	Active, not recruiting; primary endpoint met
DREAMM-8 (2L+ MM) NCT04484623	III
A multi-centre, open-label, randomised trial to evaluate the efficacy and safety of belantamab mafodotin in combination with pomalidomide and dexamethasone (B-Pd) versus pomalidomide plus bortezomib and dexamethasone (P-Vd) in participants with relapsed/refractory multiple myeloma
			Trial start: Q4 2020 Primary data reported: Q1 2024	Recruiting, primary endpoint met
DREAMM-10 (1L MM) NCT06679101	III
A multi-centre, open-label, randomised trial to evaluate the efficacy and safety of belantamab mafodotin, lenalidomide and dexamethasone (B-Rd) versus daratumumab, lenalidomide, and dexamethasone (D-Rd) in participants with newly diagnosed multiple myeloma who are ineligible for autologous stem cell transplantation
			Trial start: Q4 2024	Recruiting

Jemperli (dostarlimab)

Jemperli (dostarlimab) is the foundation of GSK’s ongoing immuno-oncology-based research and development programme. In January 2025, the European Commission expanded the approval of Jemperli in combination with chemotherapy (carboplatin and paclitaxel) for first-line treatment of all adult patients with primary advanced or recurrent endometrial cancer who are candidates for systemic therapy. This approval broadens the previous indication for Jemperli plus chemotherapy in the EU to include patients with mismatch repair proficient (MMRp)/microsatellite stable (MSS) tumours, which represent approximately 75% of patients diagnosed with endometrial cancer and who have limited treatment options.

In December 2024, the US FDA granted Breakthrough Therapy Designation to dostarlimab for the treatment of patients with locally advanced mismatch repair deficient (dMMR)/microsatellite instability-high (MSI-H) rectal cancer. The designation was based on data showing no evidence of disease in 100% of all 42 patients who completed treatment with dostarlimab in a phase II trial. This is the second US regulatory designation to help expedite the development of dostarlimab in locally advanced dMMR/MSI-H rectal cancer, following Fast Track designation for the same patient population in January 2023.

Key trials for Jemperli:

Trial name (population)	Phase	Design	Timeline	Status
RUBY (1L stage III or IV endometrial cancer) NCT03981796	III
A randomised, double-blind, multi-centre trial of dostarlimab plus carboplatin-paclitaxel with and without niraparib maintenance versus placebo plus carboplatin-paclitaxel in patients with recurrent or primary advanced endometrial cancer
			Trial start: Q3 2019 Part 1 data reported: Q4 2022 Part 2 data reported: Q4 2023	Active, not recruiting; primary endpoints met
PERLA (1L metastatic non-small cell lung cancer) NCT04581824	II	A randomised, double-blind trial to evaluate the efficacy of dostarlimab plus chemotherapy versus pembrolizumab plus chemotherapy in metastatic non-squamous non-small cell lung cancer	Trial start: Q4 2020 Primary data reported: Q4 2022	Complete; primary endpoint met
GARNET (advanced solid tumours) NCT02715284	I/II	A multi-centre, open-label, first-in-human trial evaluating dostarlimab in participants with advanced solid tumours who have limited available treatment options	Trial start: Q1 2016 Primary data reported: Q1 2019	Recruiting
AZUR-1 (locally advanced rectal cancer) NCT05723562	II	A single-arm, open-label trial with dostarlimab monotherapy in participants with untreated stage II/III dMMR/MSI-H locally advanced rectal cancer	Trial start: Q1 2023	Active, not recruiting
AZUR-2 (untreated perioperative T4N0 or stage III colon cancer) NCT05855200	III	An open-label, randomised trial of perioperative dostarlimab monotherapy versus standard of care in participants with untreated T4N0 or stage III dMMR/MSI-H resectable colon cancer	Trial start: Q3 2023	Recruiting
COSTAR Lung (advanced non-small cell lung cancer that has progressed on prior PD-(L)1 therapy and chemotherapy) NCT04655976	II/III
A multi-centre, randomised, parallel group treatment, open label trial comparing cobolimab + dostarlimab + docetaxel to dostarlimab + docetaxel to docetaxel alone in participants with advanced non-small cell lung cancer who have progressed on prior anti-PD-(L)1 therapy and chemotherapy
			Trial start: Q4 2020	Active, not recruiting
JADE (locally advanced unresected head and neck cancer) NCT06256588	III
A randomised, double-blind, study to evaluate dostarlimab versus placebo as sequential therapy after chemoradiation in participants with locally advanced unresected head and neck squamous cell carcinoma
			Trial start: Q1 2024	Recruiting

Zejula (niraparib)

GSK continues to assess the potential of Zejula across multiple tumour types and in combination with other agents. The ongoing development programme includes several phase III combination studies including the RUBY Part 2 trial of niraparib and dostarlimab in recurrent or primary advanced endometrial cancer; the FIRST trial of niraparib and dostarlimab in stage III or IV nonmucinous epithelial ovarian cancer; and the ZEAL trial of niraparib plus pembrolizumab in advanced/metastatic non-small cell lung cancer.

In December 2024, GSK announced that the FIRST-ENGOT-OV44 phase III trial met its primary endpoint of progression-free survival (PFS). The topline results showed that the addition of dostarlimab to both platinum-based chemotherapy and niraparib maintenance, with or without bevacizumab, had a statistically significant effect on PFS versus the active comparator arm. The key secondary endpoint of overall survival did not meet statistical significance. Further analyses are ongoing, and data will be shared with health authorities and presented at an upcoming scientific meeting.

Niraparib also is being evaluated in patients with newly diagnosed, MGMT unmethylated glioblastoma in the phase III GLIOFOCUS trial (NCT06388733) sponsored by the Ivy Brain Tumor Center and supported by GSK.

Key ongoing phase III trials for Zejula (see also RUBY Part 2 in Jemperli section):

Trial name (population)	Phase	Design	Timeline	Status
ZEAL-1L (1L advanced non-small cell lung cancer maintenance) NCT04475939	III
A randomised, double-blind, placebo-controlled, multi-centre trial comparing niraparib plus pembrolizumab versus placebo plus pembrolizumab as maintenance therapy in participants whose disease has remained stable or responded to first-line platinum-based chemotherapy with pembrolizumab for Stage IIIB/IIIC or IV non-small cell lung cancer
			Trial start: Q4 2020	Active, not recruiting
FIRST (1L ovarian cancer maintenance) NCT03602859	III
A randomised, double-blind, comparison of platinum-based therapy with dostarlimab (TSR-042) and niraparib versus standard of care platinum-based therapy as first-line treatment of stage III or IV non-mucinous epithelial ovarian cancer
			Trial start: Q4 2018 Data reported: Q4 2024	Primary endpoint met

GSK5764227 (GSK’227) B7-H3-targeted antibody-drug conjugate

GSK is accelerating its portfolio of antibody-drug conjugates (ADCs) in a breadth of solid tumours that complement our existing and emerging capabilities and strengths. GSK’227 is a B7-H3-targeting ADC that has broad potential due to high expression levels of the B7H3 antigen across multiple tumour types. It is currently being evaluated alone and in combination with other therapies in phase I trials of locally advanced or metastatic solid tumours, including small-cell lung cancer (ES-SCLC) and osteosarcoma (bone cancer), among others.

In December 2024, GSK’227 received two regulatory designations that support its accelerated development in certain tumour types, further underscoring its transformative potential. The EMA granted Priority Medicines (PRIME) Designation for the treatment of patients with relapsed extensive-stage SCLC. PRIME Designation supports the development of medicines with potential to offer a major therapeutic advantage for patients. In addition, the FDA granted Breakthrough Therapy Designation (BTD) for the treatment of adult patients with relapsed or refractory osteosarcoma who have progressed on at least two prior lines of therapy. BTD aims to expedite the development and review of drugs with the potential to show improvement over currently available therapy for serious conditions. The FDA previously granted BTD for GSK’227 in relapsed or refractory ES-SCLC in August 2024.

HIV

GSK continues to lead in long-acting injectable innovation, transforming the HIV marketplace.

In November 2024, ViiV Healthcare presented 42 abstracts at the HIV Glasgow conference, highlighting the growing body of evidence supporting the use of long-acting therapies in diverse patient populations. These studies included new analyses showing the use of long-acting injectable Vocabria + Rekambys (cabotegravir + rilpivirine LA) in clinical trial and real-world populations, and the economic and public health impact of Apretude (cabotegravir LA for PrEP).

Important data from the DOLCE study were also shared, demonstrating that Dovato (dolutegravir/lamivudine) is highly effective in treatment-naïve people with advanced HIV. Taking fewer medicines is important to many people living with HIV and these data reinforce confidence in Dovato’s safety and efficacy compared to three-drug regimens.

In January 2025, the European Commission approved Vocabria + Rekambys for use in adolescents, marking an important step in bringing this medicine to younger people living with HIV.

A registrational study for four-monthly injectable PrEP also began in December 2024 and a registrational study for a four-monthly long-acting injectable treatment is on track to start in 2025. In 2026, the assets that will deliver six-monthly dosing are expected to be confirmed, enabling regimen selection.

Infectious Diseases

Arexvy (respiratory syncytial virus vaccine, adjuvanted)

In November 2024, Japan’s Ministry of Health, Labour and Welfare (MHLW) approved the extended use of Arexvy for the prevention of respiratory syncytial virus (RSV) disease to include adults aged 50-59 at increased risk, making it the only RSV vaccine approved for this population in Japan. The vaccine has been approved for use in adults aged 50-59 at increased risk in 40 out of 58 of the markets where it is registered with further regulatory reviews ongoing.

Key phase III trials for Arexvy:

Trial name (population)	Phase	Design	Timeline	Status
RSV OA=ADJ-004 (Adults ≥ 60 years old) NCT04732871	III
A randomised, open-label, multi-country trial to evaluate the immunogenicity, safety, reactogenicity and persistence of a single dose of the RSVPreF3 OA investigational vaccine and different revaccination schedules in adults aged 60 years and above
			Trial start: Q1 2021 Primary data reported: Q2 2022	Active, not recruiting; primary endpoint met
RSV OA=ADJ-006 (ARESVI-006; Adults ≥ 60 years old) NCT04886596	III	A randomised, placebo-controlled, observer-blind, multi-country trial to demonstrate the efficacy of a single dose of GSK’s RSVPreF3 OA investigational vaccine in adults aged 60 years and above	Trial start: Q2 2021 Primary data reported: Q2 2022; two season data reported: Q2 2023; three season data reported: Q3 2024	Complete; primary endpoint met
RSV OA=ADJ-007 (Adults ≥ 60 years old) NCT04841577	III
An open-label, randomised, controlled, multi-country trial to evaluate the immune response, safety and reactogenicity of RSVPreF3 OA investigational vaccine when co-administered with FLU-QIV vaccine in adults aged 60 years and above
			Trial start: Q2 2021 Primary data reported: Q4 2022	Complete; primary endpoint met
RSV OA=ADJ-008 (Adults ≥ 65 years old) NCT05559476	III
A phase III, open-label, randomised, controlled, multi country trial to evaluate the immune response, safety and reactogenicity of RSVPreF3 OA investigational vaccine when co-administered with FLU HD vaccine in adults aged 65 years and above
			Trial start: Q4 2022 Primary data reported: Q2 2023	Complete; primary endpoint met
RSV OA=ADJ-009 (Adults ≥ 60 years old) NCT05059301	III
A randomised, double-blind, multi-country trial to evaluate consistency, safety, and reactogenicity of 3 lots of RSVPreF3 OA investigational vaccine administrated as a single dose in adults aged 60 years and above
			Trial start: Q4 2021 Trial end: Q2 2022	Complete; primary endpoint met
RSV OA=ADJ-017 (Adults ≥ 65 years old) NCT05568797	III
A phase III, open-label, randomised, controlled, multi-country trial to evaluate the immune response, safety and reactogenicity of an RSVPreF3 OA investigational vaccine when co-administered with FLU aQIV (inactivated influenza vaccine – adjuvanted) in adults aged 65 years and above
			Trial start: Q4 2022 Primary data reported: Q2 2023	Complete; data analysis ongoing
RSV OA=ADJ-018 (Adults 50-59 years) NCT05590403	III
A phase III, observer-blind, randomised, placebo-controlled trial to evaluate the non-inferiority of the immune response and safety of the RSVPreF3 OA investigational vaccine in adults 50-59 years of age, including adults at increased risk of respiratory syncytial virus lower respiratory tract disease, compared to older adults ≥60 years of age
			Trial start: Q4 2022 Primary data reported: Q4 2023	Complete; primary endpoint met
RSV OA=ADJ-019 (Adults ≥ 60 years old) NCT05879107	III
An open-label, randomised, controlled, multi-country trial to evaluate the immune response, safety and reactogenicity of RSVPreF3 OA investigational vaccine when co-administered with PCV20 in adults aged 60 years and older
			Trial start: Q2 2023	Complete
RSV OA=ADJ-023 (Immunocompromised Adults 50-59 years) NCT05921903	IIb
A randomised, controlled, open-label trial to evaluate the immune response and safety of the RSVPreF3 OA investigational vaccine in adults (≥50 years of age) when administered to lung and renal transplant recipients comparing one versus two doses and compared to healthy controls (≥50 years of age) receiving one dose
			Trial start: Q3 2023 Primary data reported: Q4 2024	Active, not recruiting; primary endpoint met

Key phase III trials for Arexvy (continued):

Trial name (population)	Phase	Design	Timeline	Status
RSV-OA=ADJ-020 (Adults aged >=50 years of age) NCT05966090	III	A study on the safety and immune response of investigational RSV OA vaccine in combination with herpes zoster vaccine in healthy adults	Trial start: Q3 2023 Primary data reported: Q3 2024	Complete; primary endpoint met
RSV-OA=ADJ-013 (Adults aged 50 years and above) NCT06374394	III	An open-label, randomized, controlled study to evaluate the immune response, safety and reactogenicity of RSVPreF3 OA investigational vaccine when co-administered with a COVID-19 mRNA vaccine	Trial start: Q2 2024	Active, not recruiting
RSV OA=ADJ-025 (Adults, 18-49 years of age, at increased risk for RSV disease and older adult participants, >=60 YOA) NCT06389487	IIIb
An open-label study to evaluate the non-inferiority of the immune response and to evaluate the safety of the RSVPreF3 OA investigational vaccine in adults 18-49 years of age at increased risk for Respiratory Syncytial Virus disease, compared to older adults >=60 years of age
			Trial start: Q2 2024 Primary data reported: Q3 2024	Active, not recruiting
RSV OA=ADJ-021 (Adults aged 60 years and above) NCT06551181	III	A study on the immune response, safety and the occurrence of Respiratory Syncytial Virus (RSV)-associated respiratory tract illness after administration of RSV OA vaccine in adults 60 years and older	Trial start: Q3 2024	Recruiting
RSV OA=ADJ-012 (Adults aged 60 years and above) NCT06534892	IIIb
An Extension and Crossover Vaccination Study on the Immune Response and Safety of a Vaccine Against Respiratory Syncytial Virus Given to Adults 60 Years of Age and Above Who Participated in RSV OA=ADJ-006 Study
			Trial start: Q3 2024	Recruiting

bepirovirsen (HBV ASO)

Bepirovirsen, a triple-action antisense oligonucleotide, is a potential new treatment option for people with chronic hepatitis B (CHB) that has been granted Fast Track designation by the US FDA and SENKU designation by the Japanese Ministry of Health, Labour and Welfare in Japan for the treatment of CHB. To further expand development in novel sequential regimens, GSK has entered an agreement for an exclusive worldwide license to develop and commercialise daplusiran/tomligisiran (GSK5637608, formerly JNJ-3989), an investigational hepatitis B virus-targeted small interfering ribonucleic acid (siRNA) therapeutic. This agreement provides an opportunity to investigate a novel sequential regimen to pursue functional cure in an even broader patient population with bepirovirsen.

Key trials for bepirovirsen:

Trial name (population)	Phase	Design	Timeline	Status
B-Well 1 bepirovirsen in nucleos(t)ide treated patients (chronic hepatitis B) NCT05630807	III	A multi-centre, randomised, double-blind, placebo-controlled trial to confirm the efficacy and safety of treatment with bepirovirsen in participants with chronic hepatitis B virus	Trial Start: Q1 2023	Active, not recruiting
B-Well 2 bepirovirsen in nucleos(t)ide treated patients (chronic hepatitis B) NCT05630820	III	A multi-centre, randomised, double-blind, placebo-controlled trial to confirm the efficacy and safety of treatment with bepirovirsen in participants with chronic hepatitis B virus	Trial Start: Q1 2023	Active, not recruiting
B-United bepirovirsen sequential therapy with daplusiran/tomligisiran in nucleos(t)ide treated patients (chronic hepatitis B) NCT06537414	IIb
A multi-centre, randomized, partially placebo-controlled, double-blind study to investigate the safety and efficacy of sequential therapy with daplusiran/tomligisiran followed by bepirovirsen in participants with chronic hepatitis B virus on background nucleos(t)ide analogue therapy
			Trial start: Q4 2024	Recruiting

gepotidacin (bacterial topoisomerase inhibitor)

Gepotidacin is an investigational bactericidal, first-in-class antibiotic with a novel mechanism of action for the treatment of uncomplicated urinary tract infections (uUTI) and urogenital gonorrhoea. Positive data from three pivotal trials demonstrate its potential to provide a new oral treatment option for patients, including those with drug resistant infections. Gepotidacin is currently under Priority Review by the US FDA. A decision on approval is expected in March 2025. Filings for gonorrhoea are expected to follow later in 2025. If approved, gepotidacin could be the first in a new class of oral antibiotics in uUTI in over 20 years.

Key phase III trials for gepotidacin:

Trial name (population)	Phase	Design	Timeline	Status
EAGLE-1 (uncomplicated urogenital gonorrhoea) NCT04010539	III
A randomised, multi-centre, open-label trial in adolescent and adult participants comparing the efficacy and safety of gepotidacin to ceftriaxone plus azithromycin in the treatment of uncomplicated urogenital gonorrhoea caused by Neisseria gonorrhoeae
			Trial start: Q4 2019 Data reported: Q1 2024	Complete; primary endpoint met
EAGLE-2 (females with uUTI / acute cystitis) NCT04020341	III
A randomised, multi-centre, parallel-group, double-blind, double-dummy trial in adolescent and adult female participants comparing the efficacy and safety of gepotidacin to nitrofurantoin in the treatment of uncomplicated urinary tract infection (acute cystitis)
			Trial start: Q4 2019 Data reported: Q2 2023	Complete; primary endpoint met
EAGLE-3 (females with uUTI / acute cystitis) NCT04187144	III
A randomised, multi-centre, parallel-group, double-blind, double-dummy trial in adolescent and adult female participants comparing the efficacy and safety of gepotidacin to nitrofurantoin in the treatment of uncomplicated urinary tract infection (acute cystitis)
			Trial start: Q2 2020 Data reported: Q2 2023	Complete; primary endpoint met

MenABCWY vaccine candidate

GSK’s 5-in-1 meningococcal ABCWY (MenABCWY) vaccine candidate combines the antigenic components of its two well-established meningococcal vaccines with demonstrated efficacy and safety profiles: Bexsero (Meningococcal Group B Vaccine) and Menveo (Meningococcal Groups A, C, Y, and W-135). Combining the protection offered by these vaccines aims to reduce the number of injections, simplifying immunisation and potentially increasing series completion and vaccination coverage of adolescents and young adults in the US. A Biologics License Application (BLA) is currently under review by the US FDA with a Prescription Drug User Fee Act (PDUFA) action date of 14 February 2025.

Key trials for MenABCWY vaccine candidate:

Trial name (population)	Phase	Design	Timeline	Status
MenABCWY – 019 NCT04707391	IIIb
A randomised, controlled, observer-blind trial to evaluate safety and immunogenicity of GSK’s meningococcal ABCWY vaccine when administered in healthy adolescents and adults, previously primed with meningococcal ACWY vaccine
			Trial start: Q1 2021 Data reported: Q1 2024	Complete; primary endpoints met
MenABCWY – V72 72 NCT04502693	III
A randomised, controlled, observer-blind trial to demonstrate effectiveness, immunogenicity, and safety of GSK's meningococcal Group B and combined ABCWY vaccines when administered to healthy adolescents and young adults
			Trial start: Q3 2020 Data reported: Q1 2023	Complete; primary endpoints met

Reporting definitions

CAGR (Compound annual growth rate)

CAGR is defined as the compound annual growth rate and shows the annualised average rate for growth in sales and core operating profit between 2021 to 2026, assuming growth takes place at an exponentially compounded rate during those years.

CER and AER growth

In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in Sterling had remained unchanged from those used in the comparative period. CER% represents growth at constant exchange rates. For those countries which qualify as hyperinflationary as defined by the criteria set out in IAS 29 ‘Financial Reporting in Hyperinflationary Economies’ (Argentina and Turkey) CER growth is adjusted using a more appropriate exchange rate reflecting depreciation of their respective currencies in order to provide comparability and not to distort CER growth rates.

£% or AER% represents growth at actual exchange rates.

Core Operating Margin

Core Operating margin is Core operating profit divided by turnover.

COVID-19 solutions

COVID-19 solutions include the sales of pandemic adjuvant and other COVID-19 solutions principally during the years from 2020-2023 and includes vaccine manufacturing and Xevudy and the associated costs but does not include reinvestment in R&D. This categorisation is used by management who believe it is helpful to investors through providing clarity on the results of the Group by showing the contribution to growth from COVID-19 solutions during this period.

Free cash flow

Free cash flow is defined as the net cash inflow/outflow from operating activities less capital expenditure on property, plant and equipment and intangible assets, contingent consideration payments, net finance costs, and dividends paid to non-controlling interests, contributions from non-controlling interests plus proceeds from the sale of property, plant and equipment and intangible assets, and dividends received from joint ventures and associates. The measure is used by management as it is considered a good indicator of net cash generated from business activities (excluding any cash flows arising from equity investments, business acquisitions or disposals and changes in the level of borrowing) available to pay shareholders dividends and to fund strategic plans. Free cash flow growth is calculated on a reported basis. A reconciliation of net cash inflow from operations to free cash flow from operations is set out on page 40.

Free cash flow conversion

Free cash flow conversion is free cash flow from operations as a percentage of profit attributable to shareholders.

General Medicines

General Medicines are usually prescribed in the primary care or community settings by general healthcare practitioners. For GSK, this includes medicines for inhaled respiratory, dermatology, antibiotics and other diseases.

Non-controlling interest

Non-controlling interest is the equity in a subsidiary not attributable, directly or indirectly, to a parent.

Percentage points

Percentage points of growth which is abbreviated to ppts.

RAR (Returns and Rebates)

GSK sells to customers both commercial and government mandated contracts with reimbursement arrangements that include rebates, chargebacks and a right of return for certain pharmaceutical products principally in the US. Revenue recognition reflects gross-to-net sales adjustments as a result. These adjustments are known as the RAR accruals and are a source of significant estimation uncertainty and fluctuation which can have a material impact on reported revenue from one accounting period to the next.

Risk adjusted sales

Pipeline risk-adjusted sales are based on the latest internal estimate of the probability of technical and regulatory success for each asset in development.

Specialty Medicines

Specialty Medicines are typically prescription medicines used to treat complex or rare chronic conditions. For GSK, this comprises medicines for infectious diseases, HIV, Respiratory/Immunology and Other, and Oncology.

Total Net debt

Net debt is defined as total borrowings less cash, cash equivalents, liquid investments, and short-term loans to third parties that are subject to an insignificant risk of change in value. The measure is used by management as it is considered a good indicator of GSK's ability to meet its financial commitments and the strength of its balance sheet.

Total Net debt/Core EBITDA ratio

Core EBITDA is defined as Total operating profit excluding adjusting items and core depreciation and amortisation  (as described on page 41) and includes the share of after tax losses on associates. Core depreciation is total depreciation less depreciation arising as part of major restructuring and is disclosed as part of adjusting items. Core amortisation arises from computer software and internally capitalised R&D development costs. Total Net debt is defined above. The ratio is Total Net debt expressed as a multiple of Core EBITDA which demonstrates a key leverage metric which assesses the strength of the balance sheet.

Total and Core results

Total reported results represent the Group’s overall performance. GSK uses a number of non-IFRS measures to report the performance of its business. Core results and other non-IFRS measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS. Core results are defined on page 17 and other non-IFRS measures are defined in pages 50 and 51.

Turnover excluding COVID-19 solutions

Turnover excluding COVID-19 solutions excludes the impact of sales of pandemic adjuvant within Vaccines and Xevudy within Specialty Medicines related to the COVID-19 pandemic principally during the years 2020-2023. Management believes that the exclusion of the impact of these COVID-19 solutions sales aids comparability in the reporting periods and understanding of GSK’s growth including by region versus prior periods.

Total Operating Margin

Total Operating margin is Total operating profit divided by turnover.

Total Earnings per share

Unless otherwise stated, Total earnings per share refers to Total basic earnings per share.

Working capital

Working capital represents inventory and trade receivables less trade payables.

Brand names and partner acknowledgements: brand names appearing in italics throughout this document are trademarks of GSK or associated companies or used under licence by the Group.

Guidance and Outlooks, assumptions and cautionary statements

2025 Guidance

GSK expects its turnover to increase between 3 to 5 per cent and Core operating profit to increase between 6 to 8 per cent. Core earnings per share is expected to increase between 6 to 8 per cent. This guidance is provided at CER.

The Core earnings per share guidance assumes that we will implement our £2 billion share buyback programme over the next 18 months.

The Group has made planning assumptions that we expect turnover for Specialty Medicines to increase by a low double-digit per cent, Vaccines to decrease by a low-single digit per cent, and General Medicines to be broadly stable.

2021-2026 and 2031 Outlooks

By 2031, GSK now expects to achieve sales of more than £40 billion on a risk-adjusted basis and at CER. This further increase reflects the inclusion of Blenrep, the significant phase III progress since last year and multiple launch opportunities in the 2025 to 2031 period.

As before, we have further upside potential from our early-stage pipeline and prospective business development.

There is no change to our outlooks for 2021-2026. GSK continues to expect sales to grow more than 7% on a CAGR basis and Core operating profit to increase more than 11%, on the same basis. Core operating profit margin in 2026 continues to be expected to be more than 31%.

These outlooks are provided at CER and exclude any contribution from COVID-19 related solutions.

Assumptions and basis of preparation related to 2025 Guidance, 2021-26 and 2031 Outlooks

In outlining the guidance for 2025, and outlooks for the period 2021-26 and for 2031, the Group has made certain assumptions about the macro-economic environment, the healthcare sector (including regarding existing and possible additional governmental legislative and regulatory reform), the different markets and competitive landscape in which the Group operates and the delivery of revenues and financial benefits from its current portfolio, its development pipeline and restructuring programmes.

2025 Guidance

These planning assumptions as well as operating profit and earnings per share guidance and dividend expectations assume no material interruptions to supply of the Group’s products, no material mergers, acquisitions or disposals, no material litigation or investigation costs for the Company (save for those that are already recognised or for which provisions have been made) and no change in the Group’s shareholdings in ViiV Healthcare. The assumptions also assume no material changes in the healthcare environment or unexpected significant changes in pricing or trade policies as a result of government or competitor action. The 2025 guidance factors in all divestments and product exits announced to date.

2021-26 and 2031 Outlooks

The assumptions for GSK’s revenue, Core operating profit, Core operating margin and cash flow outlooks, updated 2031 revenue outlook and margin expectations through dolutegravir loss of exclusivity assume the delivery of revenues and financial benefits from its current and development pipeline portfolio of medicines and vaccines (which have been assessed for this purpose on a risk-adjusted basis, as described further below); regulatory approvals of the pipeline portfolio of medicines and vaccines that underlie these expectations (which have also been assessed for this purpose on a risk-adjusted basis, as described further below); no material interruptions to supply of the Group’s products; successful delivery of the ongoing and planned integration and restructuring plans; no material mergers, acquisitions or disposals or other material business development transactions; no material litigation or investigation costs for the company (save for those that are already recognised or for which provisions have been made); and no change in the shareholdings in ViiV Healthcare. GSK assumes no premature loss of exclusivity for key products over the period.

The assumptions for GSK’s revenue, Core operating profit, Core operating margin and cash flow outlooks, updated 2031 revenue outlook and margin expectations through dolutegravir loss of exclusivity also factor in all divestments and product exits announced to date as well as material costs for investment in new product launches and R&D. Risk- adjusted sales includes sales for potential planned launches which are risk-adjusted based on the latest internal estimate of the probability of technical and regulatory success for each asset in development.

Notwithstanding our guidance, outlooks and expectations, there is still uncertainty as to whether our assumptions, guidance, outlooks and expectations will be achieved.

All outlook statements are given on a constant currency basis and use 2024 average exchange rates as a base (£1/$1.28, £1/€1.18, £1/Yen 193).

Assumptions and cautionary statement regarding forward-looking statements

The Group’s management believes that the assumptions outlined above are reasonable, and that the guidance, outlooks, and expectations described in this report are achievable based on those assumptions. However, given the forward-looking nature of these guidance, outlooks, and expectations, they are subject to greater uncertainty, including potential material impacts if the above assumptions are not realised, and other material impacts related to foreign exchange fluctuations, macro-economic activity, the impact of outbreaks, epidemics or pandemics, changes in legislation, regulation, government actions or intellectual property protection, product development and approvals, actions by our competitors, and other risks inherent to the industries in which we operate.

This document contains statements that are, or may be deemed to be, “forward-looking statements”. Forward-looking statements give the Group’s current expectations or forecasts of future events. An investor can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as ‘anticipate’, ‘estimate’, ‘expect’, ‘intend’, ‘will’, ‘project’, ‘plan’, ‘believe’, ‘target’ and other words and terms of similar meaning in connection with any discussion of future operating or financial performance. In particular, these include statements relating to future actions, prospective products or product approvals, future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, dividend payments and financial results. Other than in accordance with its legal or regulatory obligations (including under the Market Abuse Regulation, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), the Group undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. The reader should, however, consult any additional disclosures that the Group may make in any documents which it publishes and/or files with the SEC. All readers, wherever located, should take note of these disclosures. Accordingly, no assurance can be given that any particular expectation will be met and investors are cautioned not to place undue reliance on the forward-looking statements.

All guidance, outlooks and expectations should be read together with the guidance and outlooks, assumptions and cautionary statements in this Q4 2024 earnings release and in the Group's 2023 Annual Report on Form 20-F.

Forward-looking statements are subject to assumptions, inherent risks and uncertainties, many of which relate to factors that are beyond the Group’s control or precise estimate. The Group cautions investors that a number of important factors, including those in this document, could cause actual results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, but are not limited to, those discussed under Item 3.D ‘Risk Factors’ in the Group’s Annual Report on Form 20-F for 2023. Any forward-looking statements made by or on behalf of the Group speak only as of the date they are made and are based upon the knowledge and information available to the Directors on the date of this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: February 5, 2025

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc